March 27, 2009

Via Edgar and Fax

Mr. David R Humphrey, Branch Chief
Ms. Amy Geddes
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549
Re: Precision Aerospace Components, Inc,
Form 10-KSB for the year ended December 31, 2007
File No.  000-30185

Dear Mr. Humphrey and Ms. Geddes:

The following response addresses the comments of the Staff of the Securities and Exchange Commission (the “Commissions”) as set forth in a follow-up comment letter dated September 15, 2008 (the “Comment Letter”) regarding the Form 10-KSB of Precision Aerospace Components, Inc. for the year ended December 31, 2007.  The responses herein refer to the specific comments appearing in the Comment Letter.

Form 10-KSB for the year ended December 31, 2007
General

1.
Please completely revise your disclosures throughout your filing to indicate all share numbers, including those associated with option issuances, on a pre-split basis, as the 150:1 reverse split has not yet occurred.  Your current disclosures are inconsistently presented with regard to pre-versus post-split numbers.  We would not object to the inclusion of post-split share numbers parenthetically in each disclosure.

RESPONSE:  The Company has revised the disclosures as requested.

Item 8A. Controls and Procedures

2.	Please revise your current Disclosure Controls and Procedures evaluation to indicate the date your evaluation.

RESPONSE:  The Company revised the disclosure as requested.  The evaluation was completed on or about February 20, 2008.  Please see Item 8A(A) and 8A(B) of Form 10-K.

3.
It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:
➢
The Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf

➢
The Commission’s release Commission Guidance Regarding Management’s Report on Internal control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at: http://sec.gov/rules/interp/2007/33-8810.pdf; and

➢	The “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: http://www.sec.gov/info/smallbus/404guide.shtml.

RESPONSE:  The Company revised the disclosure as requested.  The evaluation was completed on or about February 20, 2008.  Please see Items 8A(A) and (B) of Form 10-KSB.

4.
In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

RESPONSE:  Management performed the internal control over financial reporting and made its filing in consideration of the results.

Note 8. Long Term Debt and Line of Credit, page 17

5.
We have reviewed your response to our prior comment 12 with regard to the existence of a beneficial conversion feature.  However, we are unable to reconcile the numbers in your response with the high and low stock prices disclosed in the table on page 13 of the filing.  Please tell us whether these prices are reported on a pre or a post split basis.  In addition please reconcile them with the conversion prices and the actual market values of the stock as cited in your response.  Address these measures both as of the issuance date of the note, as of December 2, 2006 and as of the date of the “one time adjustment of the conversion price.”  We may have further comments upon review of your response.

RESPONSE:  The Company has revised its chart on page 13 to reflect .0001 as the low price of its common stock in the 3rd quarter of 2006.  The prices shown in the Company’s report on page 13 are noted as being those reported on the web site Big Charts. [bigcharts.Marketwatch.com – a service of MarketWatch].  Since there has been no split, those prices of the shares are pre-split.  The issuance date of the note was July 20, 2006.  The table on page 13 of the filing shows that in the third quarter 2006, which is the quarter the note was issued, the high and low prices of the shares, carried out to two decimal prices were $0.11 and $0.00 respectively.  Our response to comment 12 states that “On the date of the issuance of the Note, the opening and closing stock price as reported on Marketwatch.com was $0.0001” were this to have been rounded to the same two decimal places as shown in the filing it would have been $0.00.  The Company reported high and low prices in the fourth quarter 2006 of $0.05 and $0.11.  On December 2, 2006 the stock did not trade since it was a Saturday and no high and low stock prices, from Big Charts are reported.  On Friday December 1, 2006, however the service does report a closing price of $0.025.  The Company reported high and low prices in the third quarter 2007 of $0.05 and $0.03.  On July 31, 2007, the date of the “one time adjustment of the conversion price,” Big Charts reports no data; the service reports high and low stock prices July 30, 2007 of $0.04.  (These prices are pre-split prices-since there have not been any splits.)

Note 9. Acquisition. Page 18

6.
Your proposed revised disclosure in response to our previous comment 13 does not describe the accounting treatment of the DFAC transaction, nor does it clearly describe the overall timing of the acquisitions and transactions as they appear in your Form 10-KSB.  Please revise this disclosure to first describe the DFAC transaction on a pre split basis as a capital transaction.  Follow that description with a description of the Freundlich transaction as an asset purchase.  Please ensure all the material terms to such transactions are completely and clearly described on a pre-split basis.  You may also include post-split shares parenthetically.

RESPONSE:  The Company has revised the disclosure as shown below:

9. ACQUISITION

On July 20, 2006, the Company acquired all the assets and certain liabilities of Freundlich Supply, a New York corporation which operated as a distributor of fasteners to the aerospace industry.  The purchase price totaled $6,066,930, consisting of the original purchase price of $5,000,000 plus $263,943 working capital adjustment and liabilities assumed of $802,987.  The asset purchase agreement provided that the purchase price would be adjusted to the extent of the Seller’s net working capital (defined as the excess of accounts receivable, inventory and prepaid expenses over accounts payable and accrued expenses) exceeded, or was less than, $2,280,000 at closing.  Net working capital totaled $2,543,943 at closing, and accordingly, the purchase price was increased by $263,943.

The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based upon their estimated fair value at the acquisition date.  The excess of the cost of the acquisition over the net of the amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

The fair value of the assets and liabilities was determined and the purchase price was allocated as follows:

The Company acquired the Freundlich Assets in a series of transactions which occurred on the same date.  The events were:

1.	The Company acquired DFAC in a stock for stock transaction
2.	The Company issued a note, stock and warrants to finance the acquisition
3.	DFAC acquired the assets of Freundlich

1.	The Company acquired DFAC in a stock for stock transaction

The July 20, 2006 asset purchase of the Freundlich assets were the result of the Company entering into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the shares of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), in return for 21,000,000 shares of the Company’s common stock and 2,611,000 shares of the Company’s Class B convertible preferred stock.  The Company’s Class B convertible preferred stock automatically converts into post 150:1 reverse split stock in an amount equal to 783,300,000 shares of the Company’s presently existing common stock which would no longer be existing since the conversion cannot occur prior to the 150:1 reverse split discussed below; so it really converts into 5,222,000 shares of the Company’s post 150:1 reverse split common stock.

2.	The Company received financing

The Investors in the Security Purchase Agreement provided the Company financing of $5,750,000.  In return the Company issued (a) a $1 Million convertible note which has subsequently been repaid without conversion; (b) 5,277,778 shares of series A Preferred stock each originally convertible into 450 shares (3 post 150:1 reverse split shares) of the Company’s common stock and presently convertible into 777 shares (5.18 post 150:1 reverse split shares) of the Company’s common stock; (c) 10,541,000 Series A warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .00233 per share which has been adjusted to .00135 per share (10,541,000 post 150:1 reverse split shares at an original exercise price of $0.35 per share which has been adjusted to $.203 per share) and (d) 10,541,000 Series B warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .004 per share which has been adjusted to .00231 per share (10,541,000 post 150:1 reverse split shares of the Company’s common stock at an original exercise price of $0.60 per share which has been adjusted to $0.347 per share).  Other than standard adjustment terms there are no other adjustment terms for either the Preferred stock or the warrants.  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  The Company then caused its subsidiary, DFAC to carry out the asset purchase agreement as described below.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Co., Inc. (“Freundlich”).

The adjusted conversion terms and prices shown above are a result of the Company, on July 31, 2007, negotiating adjustments to fix the conversion ratio or prices for the securities.  The Securities Purchase Agreement required that the ratio or prices be the adjusted by the percentage shortfall of certain pre-tax income milestones to be reached by the Company in years 2006 and 2007.  Due to these contingencies (possible reduction of conversion prices), the Company has reclassified its preferred A stock and warrants as liabilities at the time of issuance.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were reclassified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.

The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date covered by this report the date has been further extended to December 15, 2009).  In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

3.	DFAC acquired the assets of Freundlich

Also on July 20, 2006 and contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc., described above (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) described in Paragraph 2 above.

7.
Refer to your response to our prior comment 14.  We note your references to the requirements of Rules 3-02, 3-03 and 3-05 of Regulation S-X in support of your accounting.  To facilitate our understanding of your response, please explain how your accounting complies with paragraphs 48 and 49 of SFAS 141.  That is, we assume that the “date of acquisition” was considered to be July 20, 2006 and that the fair values of the assets acquired and liabilities assumed were determined as of that date.  We also assume that the income of the acquired entity has been included in your statement of income after that date (and not before).  Please confirm, or advise us as to how our understanding is not correct.  If you elected to designate some other date as the effective date of the acquisition instead, please specifically explain how your accounting complied with the above referenced SFAS 141 guidance.

RESPONSE:  The date of acquisition was effective as of July 20, 2006.  The Company is restating its financial statements to reflect the effective date as July 20, 2006, thus excluding financial activity for the period July 1 through July 20 which reflected a different effective date.

Note 11 – Warrants, page 19

8.
Please explain to us why you have not considered the warrants not issuable due to lack of authorized common shares as a liability, but have instead classified them as temporary equity.  Include in your response how such obligations will be satisfied if not by issuance of shares.  In this regard, we note that liquidated damages are due if the reverse split is not effective as of a specific date.  However, please tell us how you would be required to satisfy this obligation if the reverse split is never completed.  Tell us whether there are any circumstances under which settlement in cash could be required.

RESPONSE:  The Company will, as appropriate, restate its financials and record the warrant transaction as warrant liability.  The Company has not incurred any of the liquidated damages, as a result of extensions that have been granted.  The Company has previously provided the liquidated damages section of its agreement in its entirety.  That is the extent of the Company’s obligation in its agreements.  The “liquidated damages” provision does not specifically go into the scenarios envisioned by the reviewer and does not have a cash settlement provision.  Any further comment would be speculative and could impair the Company’s legal or bargaining position should the envisioned scenario occur.

9.
We note that the exercise price of the warrants was modified on July 31, 2007.  Please tell us how and why the exercise price was lowered and how the new price was determined.  Discuss the applicability of paragraph 12 of SFAS 150 and tell us how you reached your conclusion.  We may have further comments upon review of your response.

RESPONSE:  The exercise price was revised as a result of negotiations between the Company and the holders of the warrants.  It was in the best interests of the Company to provide certainty to the exercise price at a level more beneficial to the Company than might have otherwise occurred by the then existing modification terms.  The Company restated its financials to record the warrants as a liability when issued as requested.  On July 31, 2007, when the Company renegotiated with the holders to fix the exercise price, the Company reclassified the warrant liability into temporary equity.

10.	Refer to our previous comment 17. Please confirm to us that the adjustments to the exercise prices of the warrants were not negotiated as part of the extension of the registration date.

RESPONSE:  The adjustments to the exercise prices of the warrants were not negotiated as part of the extension of the registration date.

11.	Discuss the classifications and proposed accounting for the options approved on February 27, 2008 as well.

RESPONSE:  The Company will be restating its 2008 financial statements as previously discussed with the commission.

Form 10-QSB for Quarter Ended June 30, 2008

General

12.
We note that your recent quarterly report for the periods ending March 31, 2008 and June 30, 2008 were on Form 10-QSB and not Form 10-Q.  Beginning February 4, 2008, companies formerly classified as “small business issuers” under Regulation S-B must file their quarterly reports on form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007.  Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information.  In any event, you should file your next quarterly report on form 10-Q.

Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.dpf.  If you have any questions about these changes, please feel free to contact the SEC’s Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

RESPONSE:  The Company will file its quarterly reports on Form 10-Q as requested.  No further action by the Company in this regard is required.

Part 1. Financial Information, page 3

13.
Please file an amended Form 10-Q for the quarterly period ended March 31, 2008 restating your first quarter financial statements as indicated in your explanatory note and as presented in Footnote 8 to your financial statements.  Further, please revise your explanatory note to eliminate reference to “actual financial operations and well being of the Company.”  Such language is confusing.

RESPONSE:  The Company will file an amended March 31 2008 10-Q with the requested revisions.

14.	In view of the restatement, an item 4.02 Form 8-K appears to be required as well and should be filed at the earliest practicable date.

RESPONSE:  The Company filed a Form 8-K on January 13, 2009.

Note 7. Options and Agreements, page 10

15.
Refer to your response to our prior commitment 18.  As stated in SAB Topic 14-F, it is the staff’s position that the charge related to share based payment arrangements should be presented (classified) in the same line or lines of the income statement as cash compensation paid to the same employees.  Please reclassify the balances currently labeled “Stock Based Compensation” to “General and administrative expenses,” “Professional Fees” and/or “Total Cost of Goods Sold” as applicable.  After reclassifying these expenses, you may also consider disclosing the amount of the expense to share-based payment arrangements included in specific line items in the financial statements if you elect to do so.  Please see the above referenced SAB Topic for guidance in how to provide these disclosures.

RESPONSE:  While the Company respectfully disagrees and, as discussed with the SEC, believes that such a presentation could easily cause the financial condition of the Company and its operations to be misunderstood and misinterpreted.  The Company will comply

16.
Refer to our previous comments 20 and 21.  Please explain to us how you plan to determine the exercise price to be used in the Black-Scholes calculation on an ongoing basis given the manner in which the exercise price will be determined as discussed in your response.  Specifically, from the response provided, it does not appear the exercise price has been determined

RESPONSE:  Per our discussion with the SEC the later options have not been issued and the exercise price has not been determined as such no accounting is necessary.  When the foregoing factors have been determined proper accounting of these transactions will be recorded.

Note 8 – Restatement of Financial Statements, page 11

17.
Please revise your explanation here to indicate the facts and circumstances surrounding the restatement.  Such disclosure should clarify whether the restatement related to the options issued to Mr.Prince, to the other non-management directors, or both, and should provide a detailed discussion as to how the revised amounts were calculated or determined.  Please provide us with a draft of your proposed disclosures prior to amending your filing.

RESPONSE:  The restatement will address the reviewer’s issues and will be provided in draft.

18.	Please tell us how the change in operating results pursuant to the restatement has impacted your assessment of goodwill impairment as of March 31, 2008 and June 30, 2008.

RESPONSE:  The Company assesses its impairment of goodwill on an annual basis, unless circumstances warrant additional assessment, and will continue to adhere to this practice.  The restatement will have no impact on good will based upon the facts and circumstances of the restatement.

Management’s Discussion and Analysis

Plan of Operation and Discussion of Operations, page 12

19.
We note your discussion of quarterly operating results beginning on page 14 focuses on results excluding the stock compensation charge.  Although it is appropriate to specifically quantify and disclose the impact of the stock compensation charge as a way of explaining the decline in operating results, your primary discussion of operating results should focus on unadjusted results that comply with GAAP and that are consistent with your financial statements.  Please revise.

RESPONSE:  The Company will revise in accordance with the guidance given by the SEC.

20.
Refer to our prior comment 22 and to the final paragraph under this caption (located on page 15).  We note your description of the registration rights agreement including the contractual provision for liquidated damages.  Please discuss your proposed accounting, and the consideration given to the applicability of FASB Staff Position No. EITF 00-19-2.  If you do not consider this position to be applicable, please explain why.  If you do consider this guidance to apply, please explain how your proposed accounting complies with this position.  Finally, please also provide the disclosures required under paragraph 12 of the FSP in the footnotes to your financial statements.

RESPONSE:  The Company has not incurred any liquidated damages and does not anticipate incurring any based upon its past history and present relations (The Company has received a further extension through December 15, 2009).  Should such damages become recognized, it is unclear what form they would take after negotiation and the Company will address the accounting at that time.

As requested by the staff, in connection with responding to your comments, the Company is providing the following statement in acknowledging that:

“The company is responsible for the adequacy and accuracy of the disclosure in the filing;

“Staff comments of changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

“The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.”

The Company is providing its amended 10-K’s for the 2006 and 2007 years, as correspondence, with this response letter with plans to file them upon the understanding that we have satisfactorily responded to the comments raised by the SEC.  The Company plans to include any of the comments which have not already been included in the Company’s 2008 10-Q’s at the time of filing the 2009 10 Q for the respective quarters.

We trust that the foregoing appropriately addresses the issues raised by the Comment Letter.

Very truly yours,

/s/ Andrew S. Prince
Andrew S. Prince
Chief Financial Officer

CURRENT REPORT FOR ISSUERS SUBJECT TO THE
1934 ACT REPORTING REQUIREMENTS

FORM 10-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act

For the Fiscal Year Ended December 31, 2006

Precision Aerospace Components, Inc.

 (Exact name of Registrant as specified in its charter)

Delaware	000-30185	20-4763096
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Arthur Kill Road Staten Island, NY		10309-1202
(Address of Principal Executive Offices)		(Zip Code)

(718) 356-1500
(Registrant’s telephone number, including area code)

(Former address)

Securities registered pursuant to Section 12(b) of the Act:  NONE
Securities registered pursuant to Section 12(g) of the Act:  Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the past 12 months and (2) has been  subject to such filing  requirement  for the past 90days   Yes [  ]   No [ X ].

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:  Yes [    ]   No [XX ].

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of December 31, 2006: $589,000

Shares of common stock outstanding at August 28, 2007:  33,324,691

EXPLANATORY STATEMENT

This 10-KSB report is being filed at the same time as the filing of the Company’s 10-QSB reports for the first and second quarters of 2007.  The 10-KSB was delayed due to the need for successor management and its auditors to appropriately review the Company’s financial records subsequent to the acquisition in July 2006 and its inventory use and inventory valuation, which impacts the cost of goods sold and profitability.  It was not until the 10-KSB had been finalized that the subsequent 10-QSB’s could be finalized.  Assertions regarding activities conducted by management during the period of the 10-KSB refer to those of prior management.

Purpose of this Amended Annual Report on Form 10-KSB/A

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006. This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370. As a result of these adjustments to the 2006 financial statements, the Company is also restating its financial statements and related disclosures for the year ended December 31, 2006.  Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the restated financial statements in this Report.

Additionally, the SEC randomly selected the Company’s 10-KSB filed for 2007 for a Sarbanes Oxley review which resulted in the SEC desiring certain changes be made to the information in the report, some of which are applicable to and are included in this report; including a change to the Balance Sheet which classified all of the Company’s series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These desired changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.

2

TABLE OF CONTENTS

Page
EXPLANATORY STATEMENT	2

PART I
INTRODUCTORY NOTE		4

Item 1.	Description of Business	4
Item 2.	Description of Property	13
Item 3.	Legal Proceedings	13
Item 4.	Submission of Matters to a Vote of Security Holders	13

PART II

PART III

3

PART I

INTRODUCTORY NOTE

FORWARD-LOOKING STATEMENTS

This Form 10-KSB/A contains "forward-looking statements" relating to Precision Aerospace Components, Inc. (the "Company") which represent the Company's current expectations or beliefs including, but not limited to, statements concerning the Company's operations, performance, financial condition and growth.  For this purpose, any statements contained in this Form 10-KSB/A that are not statements of historical fact are forward-looking statements.  Without limiting the generality of the foregoing, words such as "may", "anticipate", "intend", "could", "estimate", or "continue" or the negative or other comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, such as credit losses, dependence on management and key personnel, variability of quarterly results, and the ability of the Company to continue its growth strategy and the Company’s competition, certain of which are beyond the Company's control.  Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, or any of the other risks herein occur, actual outcomes and results could differ materially from those indicated in the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

DESCRIPTION OF PRECISION AEROSPACE COMPONENTS’ (FORMERLY JORDAN 1 HOLDINGS) BUSINESS

Organizational History

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation owned and controlled by accredited investor Ruth Shepley (“Shepley”), of Houston, Texas.  Under the terms of the Stock Purchase Agreement, Shepley purchased 29,000,000 shares of restricted common stock for a purchase price of $100,000.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”).

4

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Overview of Business

Freundlich and through it the Company is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired, Freundlich Supply, was founded in 1940 and had been operating in its present business line since that time. The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications or are made from raw materials that provide strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  Freundlich currently focuses exclusively on aero-space quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  Freundlich maintains a large inventory of more than 7,000 SKUs comprised of more than 35 million parts of premium quality, brand name nut products. Management believes that Freundlich’s demonstrated ability to immediately fulfill a high percentage (approximately 40 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  Freundlich sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

Industry Overview

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  Freundlich competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Freundlich supplier base.  Freundlich believes that the depth of its 7,000 SKU inventory represents a competitive advantage.  As a stocking distributor, Freundlich has employed a business model of maintaining levels of inventory on hand or on order with its suppliers that can satisfy its customers’ projected needs.  While this business model has allowed Freundlich to mitigate the supply shortage suffered by the industry, the extremely long supply times are creating challenges and creating shortages at Freundlich.  Certain domestic manufacturing capacity was eliminated during a post-9/11 downturn in the aerospace industry.  As the industry began a turnaround in 2004 and 2005, driven by increased levels of defense spending and increased commercial demand caused by new orders received by Boeing Company and others, manufacturer delivery on the increased level of demand was delayed because of the decreased capacity extant after 9/11.

Inventory

As a stocking distributor, Freundlich maintains levels of inventory on hand or on order to satisfy its customers’ projected needs.  Freundlich has approximately 7,000 different types of nuts in its inventory, comprised of more than 35 million parts of premium quality, brand name nut products.  Freundlich’s primary suppliers include the following:

SPS Technologies
Greer Stop Nut
Republic Fastener Mfg. Corp
MacLean-ESNA
Alcoa Fastening Systems
Bristol Industries Inc.
Abbott-Interfast Corporation

5

Customers

In 2005, Freundlich Supply sold approximately 56% of its products to the United States Department of Defense.  All of these products were sold for maintenance, repair and operations functions, were shipped to various government installations across the United States and were sold for many different government programs.  For 2006, sales to the United States Department of Defense represented approximately 42% of total sales.

Freundlich’s commercial customers include original equipment manufacturers, repair facilities and other distributors.  Other than the sales to the United States Department of Defense, no one customer represented more than 10 percent of total sales in 2005 or 2006.

Competition

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  The Company competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Company's supplier base. The Company believes that the depth of its 7,000 SKU inventory represents a competitive advantage.

Few barriers to entry exist for fastener distributors generally.  However, the business model employed by Freundlich promotes barriers to entry not generally seen in the industry.

Freundlich’s quality system is certified to AS9100:2004 and ISO 9001:2000 quality measures.  Since quality is an important measure of aerospace suppliers, Freundlich strives to maintain its quality system to the highest standards in the industry.

As an authorized stocking distributor for the premier domestic manufacturers, Freundlich is able to maintain relationships with customers not generally available to the industry.  Most manufacturers are not expanding their network of authorized distributors.

As a certified government supplier, i.e. because it is listed on the “Qualified Supplier/Manufacturer List,” Freundlich does not have to compete with companies not so listed.

Government Regulation

Freundlich is approved as a “qualified supplier” by the United States Department of Defense, and, as such, can provide certain critical parts that other suppliers not so approved cannot supply.

The Fastener Quality Act (“FQA”) and its implementing regulations issued by the United States Department of Commerce require certain distributors of fasteners to, among other things, maintain lot traceability for all of its products sold.  This requires that companies like Freundlich keep their books and records such that they can trace the origin of each item sold to the manufacturer from which the item was purchased.  The FQA imposes additional requirements on the manufacturers of subject parts and on the users.  Because of the demands of the industry, its customers, and its own quality systems, Freundlich maintains strict lot traceability for each item in inventory, and has done so for many years.

6

Employees

Freundlich has 15 employees, all of whom are full time employees. We believe our employee relations are very good.

RISK FACTORS

An investment in our securities involves a high degree of risk. We are subject to various risks that may materially harm our business, financial condition and results of operations.  An investor should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our securities.  If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline.  You should only purchase our securities if you can afford to suffer the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.

Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the completion of existing agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially.

As a result of the acquisition, our expenses have increased significantly.

As a result of the acquisition, our ongoing expenses have increased significantly, these include ongoing public company expenses, such as increased legal and accounting, administrative (including directors and insurance) expenses as a result of our status as a reporting company and the requirement that we register the shares of common stock issued underlying the convertible note, preferred stock and warrants issued to Barron Partners LP, as well as expenses incurred in complying with the internal controls requirements of the Sarbanes-Oxley Act, and obligations incurred in connection with the acquisition.  Our failure to generate sufficient revenue and gross profit could result in reduced profits or losses as a result of the additional expenses

We may not be able to obtain necessary additional capital which could adversely impact our operations.

Unless the Company can increase its investment in inventory and meet operational expenses with the existing sources of funds we have available, we may need access to additional financing to grow our sales.  Such additional financing, whether from external sources or related parties, may not be available if needed or on favorable terms.  Our inability to obtain adequate financing will adversely affect the Company’s pace of business operations or could create liquidity and cash flow problems.  This could be materially harmful to our business and may result in a lower stock price.

Our officers and directors are involved in other businesses which may cause them to devote less time to our business.

Our officers' and directors' involvement with other businesses may cause them to allocate their time and services between us and other entities.  Consequently, they may give priority to other matters over our needs which may materially cause us to lose their services temporarily which could affect our operations and profitability.

7

We could fail to attract or retain key personnel, which could be detrimental to our operations

Our success largely depends on the efforts and abilities of key executives, employees and consultants.  The loss of the services of a key executive, employee or consultant could materially harm our business because of the cost and time necessary to replace and train a replacement.  Such a loss would also divert management attention away from operational issues.  To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

We may not be able to grow through acquisitions.

In addition to our planned growth through the development of our business, an important part of our growth strategy is to expand our business and to acquire other businesses in related industries.  Such acquisitions may be made with cash or our securities or a combination of cash and securities.  If our stock price is less than the exercise price of the outstanding warrants, it is not likely that that warrants will be exercised at their present exercise price.  To the extent that we require cash, we may have to borrow the funds or sell equity securities.  Any issuance of equity as a portion of the purchase price or any sale of equity, to the extent that we are able to sell equity, to raise funds to enable us to pay the purchase price would result in dilution to our stockholders.  We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition.  If we fail to make any acquisitions, our future growth may be limited.  As of the date of this report, we do not have any agreement as to any acquisition. Further, any acquisition may be subject to government regulations.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own.  In addition, the key personnel of the acquired business may not be willing to work for us.  We cannot predict the affect expansion may have on our core business.  Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.  In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

the difficulty of integrating acquired products, services or operations;
the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;
the difficulty of incorporating acquired rights or products into our existing business;
difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;
difficulties in maintaining uniform standards, controls, procedures and policies;
the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;
the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;
the effect of any government regulations which relate to the business acquired; and
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing or sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified.  These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

8

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

Our Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger requires us to (i) appoint such number of independent directors that would result in a majority of our directors being independent directors, (ii) have an audit committee that is composed solely of independent directors and (iii) have a compensation committee that is composed of a majority of independent directors.  Our failure to maintain these requirements would results in our payment of liquidated damages that are payable in cash or by the issuance of additional shares of series A preferred stock at the election of the investors.

We are dependent on a few major industries.

We are dependent on the aerospace and defense industries for a majority of our revenue and, as a result, our business will be negatively impacted by any decline in those industries.

We face risks relating to government contracts.

There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results, including changes in the department of defense’s procurement policies and requirements.

RISKS RELATING TO OUR CURRENT FINANCING ARRANGEMENT

There are a large number of shares underlying our convertible note, series A and B convertible preferred stock and our warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock.

The Company entered into a Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger (the “Investors”) pursuant to which the Investors purchased: (a) the Company’s convertible promissory note in the principal amount of $1,000,000. The note, upon full conversion, was, originally convertible into 500,000,000 shares of the Company’s common stock (the original conversion price was $0.002 per share), after the adjustment discussed below the note was convertible into 862,068,900 shares (the conversion price having been adjusted to is $0.00116 per share) (this Note has subsequently been paid off without conversion); (b) 5,277,778 shares of the Company’s series A convertible preferred stock (the “series A preferred stock”) which, were originally convertible into 2,375,000,100 shares of the Company’s common stock.  (During 2006, and to date, 3,626 shares of the series A preferred stock were converted.  After the adjustment discussed below, the 5,274,152 remaining shares of the series A preferred stock are convertible into 4,098,016,050 common shares. (c) warrants to purchase 1,581,150,000 shares of the Company’s common stock, originally  at .00233, and after the adjustment discussed below $0.00135 per share; and (d) 1,581,150,000 shares of the Company’s common stock, originally at $0.004 per share and after the adjustment discussed below $0.00231 per share.  The original securities conversion or exercise prices were all subject to certain adjustments of up to 35% per year in each of the years 2006 and 2007 if the Company failed to meet or exceed certain income levels.  Subsequent to the date of this report the Company and the Investors agreed that the overall adjustment would be 42% which resulted in the adjustments noted above.

Additionally, all 2,811,000 shares of the Company’s series B convertible preferred stock convert into 843,300,000 common shares, however these shares cannot be converted until the stock reverse split described below.

The Securities Purchase Agreement provided that, within 120 days from the July 20, 2006 closing, the Company will have filed a restated certificate of incorporation that will (i) change the authorized capital stock to 10,000,000 shares of preferred stock and 90,000,000 shares of common stock and (ii) effect a one-for-150 reverse split of the common stock.  After the adjustment discussed above, the original number of Total Shares, upon full conversion of all Investor securities which could be converted to common stock of the Company without giving effect to the reverse split, would be 8,999,009,550 shares.  The Company presently has an authorized common stock limit of 100,000,000 shares.  As a result, the Investors will not have the ability to convert the note or series A preferred stock or exercise the warrants in full unless the reverse split is effected.  (The Investors have agreed to extend that the date of the reverse split to several times, as of the date of this refilling to December 15, 2009.).  If the reverse split is not effective on or prior to the date of the reverse split, the Company is required to pay the investors liquidated damages in an amount equal to 5% of the investment made by the investors, which would be $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

9

The conversion price of the note and the conversion rate of the series A preferred stock are subject to adjustment in certain instances, including the issuance by the Company of stock at a price which is less than the conversion price.

The sale of these shares may adversely affect the market price of our common stock.

The terms of our Securities Purchase Agreement may restrict our ability to obtain necessary financing and could impede us from using our securities as consideration in contracts related to our operations.

Under the Securities Purchase Agreement, we are restricted, during the three year period commencing on the date of the agreement or such earlier time as the investors have sold certain of their securities, (i) from issuing or selling any of our common stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or content events directly or indirectly related to the business of the Company or the market for the Common stock, or (ii) in a transaction in which the Company issues or sells any securities in a capital raising transaction or series of related transactions which grants to an investor the right to receive additional shares based upon future transactions of the Company on terms which are more favorable to the Investors than the terms initially provided to the investor in its initial securities purchase agreement with the Company.  In addition, the Company is restricted from issuing Preferred Stock and Convertible Debt. Further, each investor through the Securities Purchase Agreement has a right of first refusal in subsequent private placements of securities on a pro rata basis to the investor’s holdings in the total post financing total fully diluted shares of the Company.  These restrictions could impede us from using our securities as consideration in contracts related to our operations, including, but not limited to, common stock issued to consultants and vendors and obtaining additional financing.  This may force us to use our limited cash to pay third parties as opposed to issue our securities and may also lead to certain parties deciding to not enter into contracts with us to provide us with necessary financing.  If we have difficulty in entering into contracts related to our operations or obtaining additional financing, we may be forced to curtail our business operations.

RISKS RELATING TO OUR COMMON STOCK

Our stock is presently not listed on the OTC Bulletin Board and there is no certainty that we will be re-listed.

Our stock was removed from listing on the OTC Bulletin Board and we have not yet reapplied for listing.  We are not certain when we will be applying for re-listing and whether our application will be successful. As a result, the market liquidity for our securities is being adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Once re-listed, if we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholder to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

10

Our common stock may be affected by limited trading volume and may fluctuate significantly, which may affect shareholders' ability to sell shares of our common stock

There has been a limited public market for our common stock and a more active trading market for our common stock may not develop.  An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all.  Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance.  In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.  These factors may negatively impact shareholders' ability to sell shares of the Company's common stock.

Our common stock may be affected by sales of short sellers, which may affect shareholders' ability to sell shares of our common stock

As stated above, our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations.  These fluctuations could cause short sellers to enter the market from time to time in the belief that the Company will have poor results in the future.  The market for our stock may not be stable or appreciate over time and the sale of our common stock may negatively impact shareholders' ability to sell shares of the Company's common stock.

Because we may be subject to the “penny stock” rules, you may have difficulty in selling our common stock.

If our stock price continues to be less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, (Rule 3a51-1 promulgated under the Securities Exchange Act of 1934) which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors.  These requirements may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them.  This could cause our stock price to decline.

Our Common Stock is presently deemed To Be "Penny Stock."

Penny stocks are stock:

With a price of less than $5.00 per share;

That are not traded on a "recognized" national exchange;

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

Of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

11

Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer

Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases

“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

This may make it more difficult for investors to sell their shares due to suitability requirements.

As an issuer of “penny stock” the protection provided by the federal securities laws relating to forward looking statements does not apply to us.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks.  As a result, if we are a penny stock we will not have the benefit of this safe harbor protection in the event of any based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.  We may be required in the future to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires increased control over financial reporting requirements, including annual management assessments of the effectiveness of such internal controls and a report by our independent certified public accounting firm addressing these assessments.  Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

12

The Chairman of our board of directors will own a controlling interest in our voting stock following the completion of a proposed 1-for-150 reverse split.

The chairman of our board of directors, Alexander Kreger, will own approximately 53% of our outstanding common stock immediately following the completion of our proposed 1-for-150 reverse split.  As a result, Mr. Kreger will have the ability to control substantially all matters submitted to our stockholders for approval, including:

election of our board of directors;
removal of any of our directors;
amendment of our certificate of incorporation or bylaws; and
adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us

ITEM 2.  DESCRIPTION OF PROPERTY

Our principal executive office and the offices and distribution center of Freundlich is located at 2200 Arthur Kill Road, Staten Island, New York 10309.  This was the prior location of the operations of the acquired assets of Freundlich.  The space is subleased, pursuant to a triple net lease, by the Company through July 2007.  The space is leased for approximately $12,000 per month. We have an option to extend our lease for this space.  The approximately 18,000 square foot building is constructed from brick and cinder block and is maintained in excellent condition.  The space is sufficient for our present and projected needs.

ITEM 3.  LEGAL PROCEEDINGS

On March 23, 2007, the Company was notified that a complaint (the “Complaint”) had been filed against it, its directors and a major investor, in the United States District Court for the Eastern District of Pennsylvania by Robert Moyer, its former president and chief executive officer.  The Complaint against the Company alleges breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.  Mr. Moyer had been relieved of his responsibilities on January 18, 2007.  The Complaint demands relief aggregating over $460,000 plus compensatory and punitive damages.  The Company believes this Complaint has no merit and will vigorously defend the suit and will consider any appropriate rights and counterclaims.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

13

PART II

ITEM 5.  MARKET FOR PRECISION AEROSPACE COMPONENTS, INC.'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock currently trades on the Pink Sheets under the trading symbol "PAOS.PK".

The following table sets forth the highest and lowest bid prices for the common stock for each calendar quarter and subsequent interim period since January 1, 2005, as reported on the web site Big Charts.  It represents inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

	PRICES
	HIGH	LOW
2005
First Quarter	$0.45	$0.10
Second Quarter	$0.50	$0.16
Third Quarter	$0.36	$0.01
Fourth Quarter	$0.03	$0.01

2006
First Quarter	$0.14	$0.03
Second Quarter	$0.06	$0.01
Third Quarter	$0.11	$0.0001
Fourth Quarter	$0.05	$0.011

The Company presently is authorized to issue 100,000,000 shares of common stock with a $0.001 par value. As of August 28, 2007, there were 79 holders of record of the Company's common stock and 33,324,691 shares issued and outstanding.

The Company is authorized to issue 10,000,000 shares of preferred stock with a $0.001 par value. As of August 28, 2007, there were 2 holders of record and 5,274,152 shares of series A convertible preferred stock outstanding, each of which is convertible into 777 shares of the Company’s common stock and there were 5 holders of record and 2,811,000 shares of series B convertible preferred stock outstanding each of which would be convertible into 300 shares of the Company’s common stock.  (These shares convert automatically upon the reverse split described herein into 2 shares of the new common.)

Dividends

Precision Aerospace has not declared or paid cash dividends on its common stock since its inception and does not anticipate paying such dividends in the foreseeable future.  The payment of dividends may be made at the discretion of the Board and will depend upon, among other factors, the Company's operations, its capital requirements, and its overall financial condition.

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ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Note

The reader is directed to the explanatory statement at the first page of this Form 10-KSB.

General

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto included herein.  The information contained below includes statements of the Company's or management's beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.  For a discussion on forward-looking statements, see the information set forth in the Introductory Note to this Annual Report under the caption "Forward Looking Statements" which information is incorporated herein by reference.

Restatement of Consolidated Financial Statements

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006.  This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.

Additionally, the Company’s Balance Sheet has been revised to reclassify all of the Company’s Series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These contingencies were removed by the negotiation of agreement to fix the conversion and exercise prices on July 31, 2007.  These changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.

15

Originally Filed For the year ended December 31, 2006	Restated For the year ended December 31, 2006
Assets	$ 7,318,333	$ 7,096,963
Liabilities	3,369,425	7,070,428
Temporary Equity	851,357	-
Stockholders' Equity	3,097,551	26,535
Total Liabilities and Stockholders' Equity	$ 7,318,333	$ 7,096,963

	Originally Filed For the year ended December 31, 2006	Restated For the year ended December 31, 2006
REVENUE -SALES	$ 4,951,927	$ 4,216,252
COST OF GOODS SOLD	3,156,837	2,642,532
GROSS PROFIT	1,795,090	1,573,720
OPERATING EXPENSES:	1,410,812	1,410,812
GAIN FROM OPERATIONS	384,278	162,908
OTHER INCOME (EXPENSE)	(49,427)	(49,427)
PROVISION FOR INCOME TAXES	101,366	34,839
NET INCOME	$ 233,485	$ 78,642
Net income per share, basic	$ 0.01	$ 0.00
Net income per share, diluted	$ 0.00	$ 0.00
Weighted average number of shares outstanding basic	36,265,493	36,265,493
Weighted average number of shares outstanding diluted	3,149,310,735	3,149,310,735

16

Plan of Operation and Discussion of Operations

The Company's operations are presently carried out through its Freundlich subsidiary.  A description of Freundlich's operations and marketplace is contained in section 1 of this report.

Freundlich

During the fiscal year 2007 the Company intends to have Freundlich build on the base that has made it successful since its predecessor was originally started in 1938.

In this regard, the Company last year invested in additional equipment and inventory to better enable Freundlich to meet the needs of its customers.  The new, automated, packaging machine which became operational during the fourth quarter of 2006 enables Freundlich to more rapidly fulfill orders placed by its customers.  The machine also provides Freundlich the ability to process additional orders utilizing its present shipping strengths.

Freundlich has also invested in new computer equipment as well as a new integrated management control, inventory control, sales and shipping management program which, when fully implemented, will enhance overall operations.

With these important investments in place, Freundlich does not anticipate any material additional capital expenditures on plant and equipment during this coming year.  However, Freundlich will leverage its new capabilities consistent with both industry norms and enhancing Freundlich's operations.  Additional communications capabilities, an improved Web presence and enhanced order capabilities, are all either planned or being explored.

During the period that the Company owned Freundlich the investment in inventory was significant.  While some of this was necessary to meet customer demand, and an additional portion of the dollar amount was necessary to replenish stocks at new, higher prices, the investment created a strain on Freundlich's finances.  The costs of materials in the fastener industry, and the lead-times for delivery have both increased.  This has required more astute management of inventory ordering.  Additionally, it has resulted in the need to make additional inventory investment.

It is important to fully recognize the value of the Freundlich inventory.  Not only does Freundlich’s inventory enable Freundlich meet customer demand and obtain orders, but a significant portion of the inventory is carried on the Company’s balance sheet at a value well below the replacement cost were it to be reordered today.  As Freundlich replaces its lower cost inventory with new higher-priced inventory, it will have to make this investment.  Freundlich has the strategic benefit over a potential new entrant of having a lower cost of goods versus the seller of newly purchased items.  The exact replacement cost of Freundlich’s inventory is difficult to exactly ascertain, since the cost of each particular item is generally increasing and the unit cost usually decreases as the quantity purchased increases.  The Company believes that, in the interest of assuring that its belief is known in a formal filing, and based only on its knowledge of present market pricing, were it to immediately replace Freundlich’s entire inventory, the overall cost of replacement would significantly exceed the initial audited cost of $3,509,183 shown on the balance sheet.

Freundlich has successfully put in place a new line of credit in the first quarter of 2007.  The line has a term of one year.  The line, along with the positive cash flow from operations (without giving effect to inventory fluctuation), should be sufficient to enable Freundlich to carry on and expand its present operations, albeit at a lower rate than desired.  However, Freundlich is investigating expansion of its product offerings as well as additional investment in inventory beyond that which could be accommodated by its present financing.  Accordingly, to implement these expansion plans Freundlich intends to pursue additional financing.  It should be emphasized that Freundlich believes that the impact of not obtaining additional financing will only be to restrain its rate of growth.  Even without additional financing, Freundlich should continue to adequately service its customers.

17

During the first quarter of 2007, subsequent to the period of this report, Freundlich was awarded a significant portion of a Defense Department contract; its competitors received awards of significantly lesser amounts of the contract.  Freundlich anticipates that it can fully satisfy the requirements of this contract without any additional financing.

Freundlich believes it can expand its business with its present staff.  However, it is likely that one or two additional staff members will be retained to augment the growth and operation of Freundlich.

Additional Company initiatives

During the early part of 2007, the Company has completed all of the processes consistent with the acquisition of Freundlich.  Accordingly, the Company can now investigate and pursue opportunities to both improve the Freundlich operation as well as additional operations which are both consistent with the Freundlich operation and with the Company's growth vision.

During the last quarter of 2006, the Company’s prior management improvidently pursued an acquisition opportunity that did not come about, but was costly to the Company.  A loss and associated expenses of approximately $213,000 was recognized in connection with this activity.  Additionally, in 2006, the Company incurred extraordinary costs in connection with its operations following the acquisition of Freundlich.  These additional professional fees and General and Administrative expenses, in excess of what the Company anticipates for normal operations, exceeded $50,000.  The effect of these expenses is magnified in view of the fact that the Company revenues and income only reflect the six months of operation of Freundlich from its acquisition in July.  Prior to the July acquisition the Company was inactive and so had no revenues.

The opportunities presently under consideration by the Company, in addition to the expansion of the Freundlich operations, are the acquisition of horizontal, vertical and complementary operations. No specific acquisition opportunities or ventures are being actively pursued at this time.  However it is anticipated that during the remainder of 2007, and beyond, the Company will actively evaluate and pursue acquisition and joint venture opportunities.  In connection with these opportunities, the Company will also pursue the arrangement of adequate financing to carry out its plans.

In view of the size of the operations of the Company's sole operating subsidiary, and the costs involved in pursuing and consummating an acquisition, the Company will have to be selective and may have to obtain additional anticipatory financing.

Horizontal acquisitions would effectively improve the Company's overall volume which, in turn, would enable the Company to take advantage of economies of scale as they pertain to inventory management and certain administrative practices.  Vertical or synergistic acquisitions could enhance the capability of the Company to satisfy potential customer desires to deal with multi-product companies or to deal with companies that have expanded service offerings not presently provided by Freundlich.

Additionally, acquisition of skills and product lines which are complementary to the Freundlich offering could mutually enhance the sales of each.

At the Company level, the Company does not intend to add any staff until and after acquisitions warrant such addition.  Presently, many Company level activities are either outsourced or handled at the Freundlich level.

The present cash flow from the activities of Freundlich is sufficient to meet both the Freundlich and the company cash requirements, subject to the foregoing discussion regarding expansion.

Off balance sheet arrangements

None

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Subsequent Events

On January 18, 2007, the Company terminated Robert P. Moyer from his positions as the Chief Executive Officer and Chief Financial Officer of the Company.  Concurrent with this action, we appointed Andrew Prince to serve as the Chief Executive Officer of the Company.

On March 14, 2007, the Company guaranteed the performance of Freundlich in connection with the agreement (entered into on the same date) between Freundlich and Greater Bay Business Funding (the “Agreement”).  The Agreement, which has a maturity date of March 13, 2008, provides for Freundlich to sell all of its accounts receivable to Greater Bay Business Funding in return for a revolving invoice funding facility which will allow Freundlich to receive up to one million dollars ($1,000,000).  The funds will be made available to Freundlich in accordance with a pre-determined formula which allows for the payment of up to eighty per-cent (80%) of eligible accounts.  Eligible accounts are those not outstanding for more than ninety (90) days.  The daily rate on the outstanding balance will be the prime rate plus four per cent (4%).  Freundlich is required to maintain a minimum daily outstanding advance balance of two hundred thousand dollars ($200,000).  The balance is secured by a first lien position on all of Freundlich’s assets.

On March 23, 2007, the Company was notified that a complaint (the “Complaint”) had been filed against it, its directors and a major investor, in the United States District Court for the Eastern District of Pennsylvania by Robert Moyer, its former president and chief executive officer.  The Complaint against the Company alleges breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.  Mr. Moyer had been relieved of his responsibilities on January 18, 2007.  The Complaint demands relief aggregating over $460,000 plus compensatory and punitive damages.  The Company believes this Complaint has no merit and will vigorously defend the suit and will consider any appropriate rights and counterclaims

On May 4, 2007, Freundlich was awarded a Defense Department contract (number: SPM5AZ-07-D-4845), issued pursuant to Solicitation SPM5AZ06R0055 dated Aug 8, 2006 (the “Contract”).  The Contract is an indefinite quantity contract (which means that its does not specifically authorize the delivery of any material and that delivery shall be made only as authorized by the issuance of specific orders for material).  The Department of Defense estimates that the total award for the two year period commencing May 2007 will be in excess of $3,500,000.

On July 31, 2007 the Company and the Investors in the transaction reported in its 8-K dated July 20, 2006 agreed that the total conversion and exercise prices of the various securities associated with the Purchase Agreement of that date are fully adjusted for the 2006 and 2007 years to be a 42% adjustment of the original ratio or price.  By the terms of the Purchase Agreement the Company was subject to a maximum adjustment of 35% of the ratio or price per year for each of the two years dependent upon the Company meeting certain earnings per share requirements.

ITEM 7.  FINANCIAL STATEMENTS

The consolidated financial statements of Precision Aerospace required by Item 310(a) of Regulation S-B are attached to this report. Reference is made to Item 13 below for an index to the financial statements.

Of particular importance are the notes to those financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

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In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.  Our senior management has reviewed these critical accounting policies and related disclosures. See Notes to Condensed Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

The following areas are of particular importance to the Company’s operations and available cash flow:

Inventory- The prices for replacement inventory have and continue to escalate.  Additionally the lead times for delivery continue to escalate, at times exceeding 78 weeks.  With few, insignificant, exceptions, none of its products in inventory have any shelf life limitations and, assuming eventual utilization, their value, from a replacement perspective meet or exceed their initial acquisition cost.  Demand for individual products extends for long durations and the Company’s business is characterized by the either immediate availability or near term availability of a product being crucial to its sale. Sales of a particular product may occur at irregular intervals.  Consequently the Company continues to invest in a substantial inventory.

Allowance for doubtful accounts- In determining the adequacy of the allowance for doubtful accounts, we consider a number of factors including the aging of the receivable portfolio, customer payment trends, and financial condition of the customer, industry conditions and overall credibility of the customer. Actual amounts could differ significantly from our estimates.

Income Taxes- In the preparation of consolidated financial statements, the Company estimates income taxes based on the existing regulatory structures. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. The Company’s tax returns are subject to audit and local taxing authorities that could challenge the company’s tax positions. The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

ITEM 8A. CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer /Principal Financial Officer of the effectiveness of the design and operation of the Company's disclosure controls and procedures. on or about April, 2007.  The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended the ("Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.  The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures are effective at this reasonable assurance level as of the period covered by this 10-KSB.  Due to the size of the Company and as a result of the implementation of the Company’s integrated financial reporting system, items of note are appropriately brought to the attention of the Company’s CEO for appropriate disclosure.

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In addition, the Company's Principal Executive Officer/Principal Financial Officer evaluated the Company’s internal controls over financial reporting and determined that there have been no changes in its internal controls that have materially adversely affected, or are reasonably likely to adversely materially affect, those internal controls over financial reporting.

(B) Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of the Company's internal controls conducted at the end of April 2007, the Company's Principal Executive Officer/Principal Financial Officer has determined that there are no changes to the Company's internal controls over financial reporting that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company's internal controls over financial reporting.  The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended the ("Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the required time periods.  During the end of the last quarter of this reporting period, the Company implemented a new integrated, sales order and inventory management and organization accounting system.  This system is designed to assure tighter control and availability of information regarding the Company’s operations.  While there have been some initial operational issues, as they are identified the issues have been or are being resolved.  The Company concludes that our disclosure controls and procedures are effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

Item 8B. Other Information.

There is no information required to be disclosed in a report on Form 8-K during the fourth quarter of the year covered by this Form 10-KSB, but not reported.

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PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Set forth below is certain information concerning each of the directors and executive officers of the Company as of August 28 2007:

Name	Age	Position	With Company Since
Alexander Kreger	64	Director, Chairman of the Board,	2006
Andrew S. Prince	63	President and CEO, Principal Financial Officer, Director	2006, Officer since 2007
Robert Adler	73	Director	2006
Chris Phillips	35	Secretary, Director	2006
David Walters	44	Director	2006

The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected.  The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board.

Alexander Kreger

Mr. Kreger has served as the President of Kreger Truck Renting Company, Inc. since 1999. Mr. Kreger has a BS in accounting and finance from the Wharton School, University of Pennsylvania.

Andrew S. Prince

Mr. Prince is presently President and Chief Executive Officer of the Company.  Mr. Prince is, and for the last five years has been, a principal of Prince Strategic Group LC , a strategic advisory and merchant-banking group.  Prince Strategic Group’s focus is Strategic Planning, Acquisition/Disposition advice, Financial Restructuring and providing Crisis and Interim CEO, COO management.  Mr. Prince assists large and small organizations to develop and implement their business strategies and refine their operations.  He has extensive experience in corporate financing, strategic relationship and acquisition transactions, including their financial and strategic analysis, structuring and negotiations, strategic planning and management development activities as well as background in all facets of operations in both small and large organizations.  From June 1, 2004-June 1, 2006, Mr. Prince was a director of CDKnet.com (OTCBB: CDKN).  Mr. Prince is a graduate of the United States Naval Academy, Harvard Law School and Harvard Business School.

Mr. Prince is a member of the Company’s Compensation Committee.

Robert I. Adler

From 2000 to 2002, Mr. Adler was Managing Director for ING Furman Seiz Asset Management. From 1991 to 2000, he was Vice President, Senior Investment Officer for BHF Securities Corp. He is currently a member of the Board of Directors of China Medicine Company, a distributor of pharmaceutical products, including traditional Chinese herbal medicine, and SinoEnergy Holding Co., a manufacturer of stainless steel vessels for liquid and compressed natural gas.

Mr. Adler is a member of the Company’s Audit Committee. He is the Chairman of the Audit Committee.

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Chris Phillips

Since October 2004, Chris Phillips has been the President and CEO of Apogee Financial Investments, Inc. a merchant bank which owns 100% of Midtown Partners & Co., LLC, a NASD licensed broker-dealer.  Since July 2000, he has acted as the managing member of TotalCFO, LLC which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  Presently, he is a Board Member of Telzuit Medical Technologies, Inc. (OTCBB: TZMT), Remote Dynamics, Inc. (OTCBB: REDI) and an advisory board member for a number of other public and private companies.  Mr. Phillips holds a Bachelors of Science Degree in Accounting and Finance and a Masters of Accountancy with a concentration in Tax from the University of Florida.  Mr. Phillips is a Florida licensed Certified Public Accountant.

Mr. Phillips is a member of the Company’s Audit and Compensation Committees.

David Walters

Mr. Walters is the founder of Monarch Bay Capital Group, LLC, and has served as its President since 2001. From 1992 through 2000, he was executive vice president and managing director for Roth Capital (formerly Cruttenden Roth).  Mr. Walters also currently serves as Chairman and Chief Executive Officer of iTechexpress, Inc., a privately held company which provides computer and network solutions.

Mr. Walters is a member of the Company’s Audit and Compensation Committees.  He is Chairman of the Compensation Committee.

Code of Ethics and Committee Charters

Drafts of a Code of Ethics and committee charters for the Audit and Compensation committees have been prepared and are under review by the Board of Directors but have not been formally adopted.

Audit Committee

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

Compensation Committee

The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation, and bonus compensation to all employees.  Officers of the Company serving on the Compensation committee do not participate in discussions regarding their compensation.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity.

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Code of Ethics

The Code of Ethics will apply to the Company’s directors, officers and employees.  It will be available on the Company’s website.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2006 all filing requirements applicable to its executive officers, directors, and greater than ten percent (10%) beneficial owners were met.

Item 10.  EXECUTIVE COMPENSATION.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company’s principal executive officer, and all of the other executive officers with annual compensation exceeding $100,000, who served during the fiscal year ended December 31, 2006, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (1) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Gene Thompson President & Director (1)	2006	$0	0	0		$0	0	$0(2)	$0

Robert Moyer President, CEO and Director	2006	66,635	0	0	$0	0	0	$0(2)	$66,635

(1) Gene Thompson resigned from his positions as President and CEO (without compensation), and Director upon completion of the transactions described in Item 1, above and was replaced by Robert Moyer.

(2) Messrs. Thompson (until his resignation) and Moyer (upon replacing Mr. Thompson) served as directors of the Company, but without compensation for their director services.

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Compensation of Directors

The following table sets forth information with respect to director’s compensation for the fiscal year ended December 31, 2006:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Robert Adler	$18,000						$18,000
Alex Kreger	$13,000						$13,000
Joseph Miele	$13,500						$13,500
Chris Phillips	$3,000						$3,000
Andrew Prince	$22,000						$22,000
David Walters	$19,000						$19,000

Non-employee Directors of the Company are paid $2,500 per meeting for board meeting attendance in person and $1,500 per meeting for board meeting attendance by phone and $1,500 per meeting for each committee meeting.

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Item 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of August 28, 2007, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of August 28, 2007, the Company had 33,324,691 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Richard Kreger 245 Park Av New York, NY 10167	69,111,309	(2)	69.1%	69.1%	Executive Chairman & Director
Alex Kreger	13,692,000		13.7%	13.7%	Director
BGRS 12333 Fairy Hill Road Rydal, PA 19046	3,150,000		3.2%	3.2%
Aimee Brooks 12 Graham Terrace Montclair, NJ 07042	1,722,000		1.7	1.7
Robert Adler	0		0	0	Director
Chris Phillips	0		0	0	Director Secretary
Andrew Prince	0		0	0	Director President and CEO
David Walters
Directors and Executive Officers as a Group (5 persons)	13,692,000		13.7%	13.7%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

(2)
Includes all shares of Common Stock, up to the maximum presently authorized shares of Company common stock issuable, upon conversion of either convertible preferred series A stock or Series A or Series B warrants held by Mr. Kreger.  Were sufficient shares of Company common stock available, and all warrants and conversion of preferred series A possible a total of 527,425,300 shares could be held by Mr. Kreger.

Securities Authorized for Issuance Under Equity Compensation Plans

See Note 11 in the attached financial statements.  The Company has no presently active plan.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On July 20, 2006, the Company entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  The stockholders of DFAC included our chairman, Alex Kreger, his son Richard Kreger and daughter, Aimee Brooks (the “Related Parties”).  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The overall transaction involved an investment of $5,750,000 (five million seven hundred fifty thousand dollars) and the Related Parties obtained an eventual approximate 16% interest in the Company (assuming full conversion of the convertible preferred series A and B shares and the convertible note and no adjustment to the conversion prices).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc.

26

In connection with the transactions described above, Midtown Partners, with whom Mr. Richard Kreger is a vice president, an investor in the Securities Purchase Agreement, and the son of the Company’s Chairman, Alex Kreger, obtained 250,000 of the Company’s Series B Convertible Preferred shares.  These shares were received from the shares paid by the Company to DFAC.  Mr. Phillips holds a 50% membership interest in Midtown Partners & Co.  Midtown Partners & Co., LLC is a registered broker – dealer.

Item 13. EXHIBITS

Listed in the Exhibit Index on page 29 hereof.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed or to be billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements, review of financial statements included in our quarterly reports and other fees that are normally provided by the accounting firms in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2006 and 2005 were: $76,586 for 2006, and $23,000 for 2005.

Audit Related Fees

The aggregate fees billed or to be billed for audit related services by the Company’s independent registered public accounting firms that are reasonably related to the performance of the audit or review of our financial statements, other than those previously reported in this Item 14, for the fiscal years ended December 31, 2006 and 2005 were $-0- in 2006 and $-0-in 2005.

Tax Fees

The aggregate fees billed for professional services rendered by the Company’s independent registered public accounting firms for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2006 and 2005 were $-0- in 2006 and $-0-in 2005.

All Other Fees

The aggregate fees billed for products and services provided the Company’s independent registered public accounting firms for the fiscal years ended December 31, 2006 and 2005 were$-0- in 2006 and $-0-in 2005.

Audit Committee

Our Audit Committee implemented pre-approval policies and procedures for our engagement of the independent auditors for both audit and permissible non-audit services.  Under these policies and procedures, all services provided by the independent auditors must be approved by the Audit Committee  or Board of Directors prior to the commencement of the services, subject to certain de-minimus non-audit service (as described in Rule 2-01(c)(7)(C) of Regulation S-X) that do not have to be pre-approved as long as management promptly notifies the Audit Committee of such service and the Audit Committee or Board of Directors approves it prior to the service being completed.  All of the services provided by our independent auditors have been approved in accordance with our pre-approval policies and procedures.

27

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION AEROSPACE COMPONENTS, INC.

Date: March , 2009	By	/s/ Andrew S. Prince
Andrew S. Prince President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew S. Prince	President, Chief Executive Officer and Director	March 27, 2009
Andrew S. Prince	(Principal Executive Officer and Principal Financial Officer)

/s/ Alexander Kreger	Chairman of the Board of Drectors	March 27, 2009
Alexander Kreger

/s/ Robert Adler	Director	March 27, 2009
Robert Adler

/s/ Chris Philips	Director	March 27, 2009
Chris Philips

/s/ David Walters	Director	March 27, 2009
David Walters

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Exhibits:
EXHIBIT NO.

3.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K as filed with the United states Securities and Exchange Commission on July 27, 2006

3.2	By-laws	Incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.3	Series A Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.4	Series B Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.1	Asset Purchase Agreement by and among Delaware Fastener Acquisition Corporation, Michael Freundlich and Freundlich Supply Company, Inc.	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.2	Securities Purchase Agreement by and among Jordan 1 Holdings Company, Barron Partners LP and Certain Equity Investors	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.3	Registration Rights Agreement	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.4	Convertible Note	Incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.5	Form of Series A Warrant	Incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.6	Form of Series B Warrant	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

31.1	Certification by Chief Executive Officer/Principal Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith

32.1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Provided herewith

29

PRECISION AEROSPACE COMPONENTS, INC.
(Formerly Jordan 1 Holdings Company)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

PRECISION AEROSPACE COMPONENTS, INC.
(Formerly Jordan 1 Holdings Company)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONSOLIDATED FINANCIAL STATEMENTS	Pages

Reports of Independent Registered Public Accounting Firm	3-4

Consolidated Balance Sheet as of December 31, 2006	5

Consolidated Statements of Income for the Years Ended
December 31, 2006 and 2005	6

Consolidated Statements of Stockholders’ Equity for the Years
Ended December 31, 2006 and 2005	7

Consolidated Statements of Cash Flows for the Years Ended
December 31, 2006 and 2005	8

Notes to Consolidated Financial Statements	9-23

2

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

406 Lippincott Drive, Ste. J
Marlton, NJ 08053-4168
(856) 355-5900   Fax (856) 396-0022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Precision Aerospace Components, Inc.
2200 Arthur Kill Rd.
Staten Island, NY 10309

We have audited the accompanying consolidated balance sheet of Precision Aerospace Components, Inc. (formerly Jordan 1 Holdings Company), (the “Company”) as of December 31, 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Precision Aerospace Components, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, the accompanying financial statements have been restated.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Bagell, Josephs, Levine & Company, L.L.C.
Marlton, NJ 08053

March 24, 2008 (January 14, 2009 as to the effects of the restatement discussed in Note 13)

3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Jordan 1 Holdings Company (formerly Gasel Transportation Lines, Inc)
Marietta, Ohio

We have audited the accompanying balance sheet of Jordan 1 Holdings Company (formerly Gasel Transportation Lines, Inc), as of December 31, 2005, and the related statements of operations, stockholders’ deficit and cash flows for the year ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jordan 1 Holdings Company (formerly Gasel Transportation Lines, Inc), as of December 31, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, Jordan 1 Holdings Company (formerly Gasel Transportation Lines, Inc) has no operations which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Goff Backa Alfera & Company, LLC
Pittsburgh, Pennsylvania

February 28, 2006

4

PRECISION AEROSPACE COMPONENTS, INC.
(Formerly Jordan 1 Holdings Company)
CONSOLIDATED BALANCE SHEET
December 31, 2006

ASSETS

(restated)
CURRENT ASSETS
Cash and cash equivalents	$67,094
Accounts receivable, net	784,798
Inventory, net	3,509,183
Prepaid expenses	62,926
4,424,001

PROPERTY AND EQUIPMENT - Net	321,518

OTHER ASSETS
Deposits	129,700
Goodwill	2,221,744
2,351,444

TOTAL ASSETS	$7,096,963

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$1,468,059
Subordinated loan payable-current portion	300,000
Income taxes payable	34,839
Preferred stock	2,924,258
Warrant liability	893,272
5,620,428
LONG -TERM LIABILITIES
Subordinated loan payable-long term portion	450,000
Convertible loan payable	1,000,000
TOTAL LIABILITIES	7,070,428

STOCKHOLDERS' EQUITY
Preferred Stock A $.001 par value; 7,100,000 shares authorized
5,274,152 shares issued and outstanding	-
Preferred Stock B $.001 par value; 2,900,000 shares authorized
2,811,000 shares issued and outstanding
Common stock, $.001 par value; 100,000,000 shares authorized	-
33,324,691 shares issued and outstanding	33,325
Additional paid-in capital	2,892,502
Deficit	(2,899,292)
TOTAL STOCKHOLDERS' EQUITY	26,535

TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY	$7,096,963

The accompanying notes are an integral part of these consolidated financial statements

5

PRECISION AEROSPACE COMPONENTS, INC.
(Formerly Jordan 1 Holdings Company)
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	(restated)
	2006	2005

REVENUE - SALES	$4,216,252	$-

TOTAL COSTS OF GOODS SOLD	2,642,532	-

GROSS PROFIT	1,573,720	-

OPERATING EXPENSES
General and administrative expenses	1,255,197	-
Professional Fees	131,845	-
Depreciation	23,770	-
	1,410,812	-

INCOME BEFORE OTHER INCOME (EXPENSE)	162,908	-

OTHER INCOME (EXPENSE)
Interest income and other	2,934	-
Interest expense	(52,361)	-
	(49,427)	-

DISCONTINUED OPERATIONS
(Loss) from discontinued operations	-	(1,140,007)
Gain on sale from discontinued operations	-	500
Gain from extinguishment of debt	-	2,114,796

Net income from discontinued operations	-	975,289

NET INCOME BEFORE PROVISION FOR INCOME TAXES	113,481	975,289

Provision for income taxes	34,839	-

NET INCOME APPLICABLE TO COMMON SHARES	$78,642	$975,289

NET INCOME PER BASIC SHARES	$0.00	$0.09

NET INCOME PER DILUTED SHARES	$0.00	$0.09

WEIGHTED AVERAGE NUMBER OF BASIC COMMON
SHARES OUTSTANDING	36,265,493	10,559,381

WEIGHTED AVERAGE NUMBER OF FULLY DILUTED
COMMON SHARES OUTSTANDING	3,149,310,735	10,658,821

The accompanying notes are an integral part of these consolidated financial statements

6

PRECISION AEROSPACE COMPONENTS, INC.
(Formerly Jordan 1 Holdings Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	(restated)	(restated)	(restated)	(restated)			(restated)	(restated)		(restated)
							Additional
	Preferred Stock-Series A		Preferred Stock-Series B		Common Stock		paid-in	Accumulated	Treasury
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Stock	Total

Balances, January 1, 2005		$-		$-	9,877,966	$2,543,481	$102,786	$(3,953,223)	$(17,833)	$(1,324,789)

Shares converted from Gasel-Ohio to Gasel-Delaware Corporation (Par values established)						(2,533,603)	2,533,603			-

Common stock issued for Consulting services					800,000	800	199,200			200,000

Common stock issued for Cash					29,000,000	29,000	71,000			100,000

Net Income								975,289		975,289

Balances, December 31, 2005	-	-	-	-	39,677,966	39,678	2,906,589	(2,977,934)	(17,833)	(49,500)

Stock conversion			2,611,000	2,611	(8,000,000)	(8,000)	5,389			-

Treasury Stock					15,025	15	(17,848)		17,833	-

Issuance of preferred stock	5,277,778	5,278	200,000	200	0	0	3,759,445			3,764,923

Conversion of preferred stock to common stock	(3,626)	(4)			1,631,700	1,632	(1,628)

Transfer to Liability	(5,274,152)	(5,274)	(2,811,000)	(2,811)	-	-	(3,759,445)			(3,767,530)

Net Income								78,642		78,642

Balances, December 31, 2006	-	$-	-	$-	33,324,691	$33,325	$2,892,502	$(2,899,292)	$-	$26,535

The accompanying notes are an integral part of these consolidated financial statements

7

PRECISION AEROSPACE COMPONENTS, INC.
(Formerly Jordan 1 Holdings Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	(restated)
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) from Continuing and Discontinued Operations	$78,642	$975,289
Adjustments to reconcile net income to net cash (used in) operating activities:
Depreciation and amortization	23,770	288,185
Gain on Sale of Discontinued Operations	-	(500)
Extinguishment of Debt	-	(2,114,796)
Common stock Issued as Compensation	-	200,000
Loss on Disposition of Assets	-	112,478
Allowance for Bad Debt	-	83,628

Changes in operating assets and liabilities:
(Increase) decrease in assets
(Increase) decrease in accounts receivable	328,888	276,492
(Increase) decrease in inventory	(988,030)	99,485
(Increase) decrease in prepaid expenses and other assets	(52,980)	239,199
(Increase) decrease in security deposits	(129,300)	-

Increase (decrease) in liabilities
Increase (decrease) in accounts payable and accrued expenses	665,072	97,929
Increase (decrease) in income taxes payable	34,839	-
Total adjustments	(117,741)	(717,900)

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(39,099)	257,389

Purchase of property and equipment	(145,288)	(106,085)
Proceeds from Sale of Discontinued Operations	-	500
Acquisition of Freundlich Supply Co., Inc.	(5,263,942)	-

NET CASH USED IN INVESTING ACTIVITIES	(5,409,230)	(105,585)

CASH FLOWS FROM FINANCING ACTIVITIES:

Net change in cash overdraft	-	(193,824)
Cash proceeds from sale of stock	4,750,000	100,000
Retirement of common stock	(550,000)	-
Expenses associated with the sale of preferred stock	(435,077)	-
Proceeds from Letter of Credit	-	39,456
Payments on Notes Payable-Related Party	-	(28,246)
Principal Payments on Long Term Borrowing	-	(131,799)
Proceeds from subordinated note	750,000	-
Proceeds from convertible note	1,000,000	-

NET CASH PROVIDED BY FINANCING ACTIVITIES	5,514,923	(214,413)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	66,594	(62,609)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	500	63,109

CASH AND CASH EQUIVALENTS - END OF YEAR	$67,094	$500

Supplemental cash flow information
Net cash paid during the period for:
Interest Expense (Income) , net	$49,427	$97,734
Income taxes	$-	$-

Non-Cash Investing and Financing Activities:
Notes Payable, Mortgages and Capital Lease Obligation Reductions Upon Disposition of Fixed Assets	$-	$1,817,682

The accompanying notes are an integral part of these consolidated financial statements

8

1. HISTORY AND NATURE OF BUSINESS

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May of 2003. On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC. Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich. The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”) These transactions satisfied the factors and eliminated the concerns expressed last year about the Company’s ability to continue to operate as a going concern.  The Company has received additional financing and has acquired assets which have a long history of profitable operations.  However, although the Company after the acquisition of the Freundlich Supply assets cannot recognize the accumulated earnings which resulted from those assets prior to their sale, the Company is required to continue to recognize the accumulated deficit of $2,977,934 which it had as of December 31, 2005.  This deficit is the result of its prior and now discontinued operations.  The Company will not derive any tax benefit from this accumulated deficit

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Freundlich is a stocking distributor of aerospace quality, internally-threaded fasteners. The organization from which the operating assets were acquired was founded in 1940 and had been operating in its present business line since that time. The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality. The Company’s products are manufactured, by others, to exacting specifications or are made from raw materials that provide strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry. The Company currently focuses exclusively on aero-space quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications. The Company maintains a large inventory of more than 7,000 SKUs comprised of more than 35 million parts of premium quality, brand name nut products. Management believes that the Company's demonstrated ability to immediately fulfill a high percentage (approximately 40 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace. The Company sells its products pursuant to written purchase orders it receives from its customers. All products are shipped via common carrier.

9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All inter-company accounts have been eliminated.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of reserves for sales returns and allowances, and net of provisions for doubtful accounts.  The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable. The amount of the allowance is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends. Based on management’s review of accounts receivable, no allowance for doubtful accounts is considered necessary. The Company determines receivables to be past due based on the payment terms of original invoices. Interest is not typically charged on past due receivables.

Allowance for doubtful accounts was $0 for December 31, 2006 and 2005, respectively.

Inventory

Inventory is stated at the lower of cost or market, utilizing the specific lot identification method (except as noted subsequently). The Company is a distributor of goods that retain their value and may be purchased by its customers for an extended period of time. Inventory consists of finished goods for resale at December 31, 2006.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets acquired as follows:

Warehouse equipment	5 years
Leasehold improvements	**
Computers	5 years
Furniture and fixtures	7 years
Equipment	5 years

** Shorter of life or lease term.

The carrying amount of all long-lived assets is evaluated periodically to determine whether adjustment to the useful life or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets.

10

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 142 “Goodwill and Other Intangible Assets”. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets”. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. In conjunction with the purchase of Freundlich assets and acquisition of DFAS in July 2006 goodwill was recognized at $2,221,744. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. The Company tests for impairment on an annual basis.  The Company has determined that no impairment is needed at December 31, 2006.

Income Taxes

The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income taxes and liabilities are computed annually for differences between the financial statement and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings per Common Share

Basic earnings per share is calculated by dividing net profit attributable to common stockholders by the weighted average number of outstanding common shares during the year.  Basic earnings per share exclude any dilutive effects of options, warrants and other stock-based compensation, which are included in diluted earnings per share.

Revenue Recognition

Revenues are recognized when title, ownership and risk of loss pass to the customer.  A sale occurs at the time of shipment from the Company’s warehouse in Staten Island, New York, as the terms of the Company’s sales are FOB shipping point.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet for cash, certificates of deposit, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of the financial instruments.

The Company believes that its indebtedness approximates fair value based on current yields for debt instruments with similar terms.

11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Sales to the United States Department of Defense (“DOD”) represented approximately 42 percent of our total sales.  No other customer accounted for greater than 10 percent of our total sales and the Company has no substantial concentrations of credit risk in its trade receivables.

Gross Profit

The Company determines its gross profit by subtracting cost of goods sold from sales.  Cost of goods sold includes the cost of the products sold and excludes costs for selling, general and administrative expenses, which are reported separately in the income statement.

Shipping and Handling Costs and Fees

The Company records freight cost on merchandise purchased to cost of goods.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006. The adoption of FAS 155 is not anticipated to have a material impact on the Company’s financial position, results of operations, or cash flows.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that begins after September 15, 2006. The adoption of FAS 156 is not anticipated to have a material impact on the Company’s financial position or results of operations.

12

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued)

In September 2006, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurement" ("SFAS No. 157"). This standard provides guidance for using fair value to measure assets and liabilities. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. Prior to SFAS No. 157, the methods for measuring fair value were diverse and inconsistent, especially for items that are not actively traded. The standard clarifies that for items that are not actively traded, such as certain kinds of derivatives, fair value should reflect the price in a transaction with a market participant, including an adjustment for risk, not just the company's mark-to-model value. SFAS No. 157 also requires expanded disclosure of the effect on earnings for items measured using unobservable data. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company expects to adopt SFAS No.157 on December 31, 2007.  The adoption of SFAS 157 is not anticipated to have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans -- An Amendment of FASB Statements No. 87, 88, 106, and 132R."  This standard requires an employer to: (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (c) recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income. The requirement to recognize the funded status of a benefit plan and the disclosure requirements are effective as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 is not anticipated to have a material impact on the Company’s financial position, results of operations, or cash flows.

3. PROPERTY AND EQUIPMENT

Substantially all of the Company's property and equipment are pledged as collateral for its loans.

13

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2006 consist of the following:

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space for its operations under a lease which expires July 20, 2007, subsequent to the period of this report. The Company has exercised an option to extend its lease through July 20, 2008.  The rental rate is $12,000 per month.

On March 14, 2007 the Company guaranteed the performance of Freundlich in connection with the agreement (entered into on the same date) between Freundlich and Greater Bay Business Funding (the “Agreement”).  The Agreement, which has a maturity date of March 13, 2008, provides for Freundlich to sell all of its accounts receivable to Greater Bay Business Funding in return for a revolving invoice funding facility which will allow Freundlich to receive up to one million dollars ($1,000,000).  The funds will be made available to Freundlich in accordance with a pre-determined formula which allows for the payment of up to eighty per-cent (80%) of eligible accounts.  Eligible accounts are those not outstanding for more than ninety (90) days.  The daily rate on the outstanding balance will be the prime rate plus four per cent (4%).  Freundlich is required to maintain a minimum daily outstanding advance balance of two hundred thousand dollars ($200,000).  The balance is secured by a first lien position on all of Freundlich’s assets.

On March 23, 2007, the Company was notified that a complaint (the “Complaint”) had been filed against it, its directors and a major investor, in the United States District Court for the Eastern District of Pennsylvania by Robert Moyer, its former president and chief executive officer.  The Complaint against the Company alleges breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.  Mr. Moyer had been relieved of his responsibilities on January 18, 2007.  The Complaint demands relief aggregating over $460,000 plus compensatory and punitive damages.  The Company believes this Complaint has no merit and will vigorously defend the suit and will consider any appropriate rights and counterclaims.

6. INCOME TAXES

Income Taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Significant components of the income tax provision for the years ended December 31 are as follows:

	2006	2005
Current:
Federal	$29,613	$0
State	5,226	0
Total Current Income Tax	$34,839	$0

The 2006 effective income tax rate of 30.7% differed from the federal statutory rate of 34% due to the amortization of intangible assets, a cost segregation study performed on fixed assets, as well as timing differences for other temporary and permanent differences, and state income taxes.

14

7. EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE

Earnings (loss) per common and common equivalent share were computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period.  At December 31, 2006 and 2005, the number of common shares was increased by the number of shares issuable on the exercise of outstanding stock options and warrants and the conversion of Series A and Series B Preferred Stock and the convertible note.

The following data shows the amounts used in computing earnings per share (EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock.

1 - Complete conversion cannot be accomplished until the Company completes its 150:1 reverse stock split.
2 - Conversion automatically occurs upon the Company completing its 150:1 reverse stock split, and cannot be converted prior to such event.

15

8. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt as of December 31, 2006 consists of the following:

2006
$1,000,000 five year convertible unsecured term loan at a rate which was 12% on December 31, 2006, (adjusts to 14% in January 31, 2007). Due 2011	$1,000,000
$750,000 subordinated term loan due April 30, 2009 secured by all assets equipment at a variable rate of Prime plus 1% (9.25% on December 31, 2006).	750,000

1,750,000
Less current portion	300,000
$1,450,000

Future principal payments on long-term debt for the next 5 years are as follows:

2007	$300,000
2008	300,000
2009	150,000
2010	0
2011	1,000,000
Thereafter	0
$1,750,000

9. ACQUISITION

On July 20, 2006, the Company acquired all the assets and certain liabilities of Freundlich Supply, a New York corporation which operated as a distributor of fasteners to the aerospace industry.  The purchase price totaled $6,066,930, consisting of the original purchase price of $5,000,000 plus $263,943 working capital adjustment and liabilities assumed of $802,987.  The asset purchase agreement provided that the purchase price would be adjusted to the extent of the Seller’s net working capital (defined as the excess of accounts receivable, inventory and prepaid expenses over accounts payable and accrued expenses) exceeded, or was less than, $2,280,000 at closing.  Net working capital totaled $2,543,943 at closing, and accordingly, the purchase price was increased by $263,943.

The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based upon their estimated fair value at the acquisition date.  The excess of the cost of the acquisition over the net of the amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.

16

The fair value of the assets and liabilities was determined and the purchase price was allocated as follows:

The Company acquired the Freundlich Assets in a series of transactions which occurred on the same date.  The events were:

1.	The Company acquired DFAC in a stock for stock transaction

The July 20, 2006 asset purchase of the Freundlich assets were the result of the Company entering into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the shares of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), in return for 21,000,000 shares of the Company’s common stock and 2,611,000 shares of the Company’s Class B convertible preferred stock.  The Company’s Class B convertible preferred stock automatically converts into post 150:1 reverse split stock in an amount equal to 783,300,000 shares of the Company’s presently existing common stock which would no longer be existing since the conversion cannot occur prior to the 150:1 reverse split discussed below; so it really converts into 5,222,000 shares of the Company’s post 150:1 reverse split common stock.

2.	The Company received financing

The Investors in the Security Purchase Agreement provided the Company financing of $5,750,000.  In return the Company issued (a) a $1 Million convertible note which has subsequently been repaid without conversion; (b) 5,277,778 shares of series A Preferred stock each originally convertible into 450 shares (3 post 150:1 reverse split shares) of the Company’s common stock and presently convertible into 777 shares (5.18 post 150:1 reverse split shares) of the Company’s common stock; (c) 10,541,000 Series A warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .00233 per share which has been adjusted to .00135 per share (10,541,000 post 150:1 reverse split shares at an original exercise price of $0.35 per share which has been adjusted to $.203 per share) and (d) 10,541,000 Series B warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .004 per share which has been adjusted to .00231 per share (10,541,000 post 150:1 reverse split shares of the Company’s common stock at an original exercise price of $0.60 per share which has been adjusted to $0.347 per share).  Other than standard adjustment terms there are no other adjustment terms for either the Preferred stock or the warrants.  As a result of the Exchange Agreement, DFAC became a

17

2.	The Company received financing (Continued)

wholly-owned subsidiary of the Company.  The Company then caused its subsidiary, DFAC to carry out the asset purchase agreement as described below.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Co., Inc. (“Freundlich”).

The adjusted conversion terms and prices shown above are a result of the Company, on July 31, 2007, negotiating adjustments to fix the conversion ratio or prices for the securities.  The Securities Purchase Agreement required that the ratio or prices be the adjusted by the percentage shortfall of certain pre-tax income milestones to be reached by the Company in years 2006 and 2007.  Due to these contingencies (possible reduction of conversion prices), the Company has reclassified its preferred A stock and warrants as liabilities at the time of issuance.

The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date covered by this report the date has been further extended to December 15, 2009).  In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

3.	DFAC acquired the assets of Freundlich

Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc., described above (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2009).  (In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.)

10. LOSS FROM DISCONTINUED OPERATIONS

During the third quarter 2005, Gasel ceased operations. As a result, the operations for the year ended December 31, 2005 has been accounted for as a discontinued operation under Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

In 2006, prior Management of the company was pursing an acquisition which failed to consummate.

18

11. STOCK OPTIONS

The Company had adopted a stock option plan, which provided for the granting of options to certain officers, directors and key employees of the Company.  Currently, options for 410,000 shares of common stock have been issued under this plan.  The option price, number of shares and grant date were determined at the discretion of the Company's board of directors.  Grantees vested in the options at the date of the grant.  The exercise price of each option that has been granted under the plan equals 100% of the market price of the Company’s stock on the date of the grant.  Options under this plan vest on the grant date and are exercisable for a period not to exceed 10 years from the option grant date.  Options are non-transferable.  A summary of the status of the Company’s stock option plan as of December 31, 2006 and 2005, and changes during the years then ended is presented below:

	2006 Weighted Average Exercise		2005 Weighted Average Exercise
	Options	Price	Options	Price
Outstanding at beginning of year	410,000	$.70	410,000	$.70
Granted	--	--	--
Exercised	--		--
Forfeited	--	--	--

Outstanding at
end of year	410,000	$.70	410,000	$.70

Exercisable at
end of year	410,000		410,000

Weighted average fair
value of options
granted during the period	--	--	$--	--

19

11. STOCK OPTIONS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2006.

Range Of	Number Outstanding	Weighted Average Remaining	Weighted Average	Number Exercisable
Exercise	at	Contractual	Exercise	at
Prices	12/31/06	Life	Price	12/31/06
$.95	210,000	0.42	$.95	210,000
$.50	100,000	0.75	$.50	100,000
$.35	100,000	5.58	$.35	100,000

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions may materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.  There were no options granted during the year ended December 31, 2006; therefore, no pro forma presentations are required.

12.  WARRANTS

As part of the December, 2000 acquisition of the freight transport and freight brokerage business of Eagle Transportation Services, Inc., and Eagle Transport, Inc., the Sellers were granted warrants to purchase 100,000 shares of common stock at $2.50 per share and 75,000 shares of common stock at $3.00 per share, exercisable after one year and expiring in 10 years.

On July 25, 2002, Gasel issued warrants to purchase 100,000 shares of common stock to CitiCapital Commercial Corporation for valuable consideration.  The exercise price of the warrants is $.001 per share.  The consideration was an agreement by CitiCapital to defer late payments on equipment loans and two additional payments owed by Gasel to the end of the loan terms without penalty or rewrite fees.  The warrants may not be exercised for a period of three years after date of issuance and expire five years after issue date; the warrants are to be adjusted for share dividends or stock splits.  CitiCapital also has the right to require the Company to buy back the warrants at a price of $.50 per warrant anytime between the 32nd month after issue date and the end of the warrant term.

20

12. WARRANTS (CONTINUED)

On August 5, 2002, Gasel and S. Gene Thompson executed an Employment Agreement outlining the terms and conditions of Mr. Thompson’s employment as Vice President and Chief Financial Officer.  In accordance with the terms of this agreement, Mr. Thompson was given 25,000 shares of common stock, no par value, of the Company; warrants to purchase an additional 25,000 shares of common stock, no par value, of Gasel at an exercise price of $.35 per share; and will receive additional warrants to purchase 50,000 shares of common stock in the future at the market price effective on the grant dates, which were to be given on January 1, 2003 and January 2, 2004.  The warrants may be exercised at any time within a 10-year period after the date of issuance.  In the event the Company shall terminate Mr. Thompson’s employment prior to the end of the three year term, or should Gasel enter into a merger or other combination with another company, then the grant date of future warrants shall be accelerated to the date of such merger, combination or termination.

In connection with the Securities Purchase Agreement of July 20, 2006, (the “SPA”) the Company issued 5 year warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.002333 per share; and 1,581,150,000 shares of the Company’s common stock at $0.004 per share..On July 31, 2007 the Company and the investors under the SPA agreed to modify the exercise price of the warrants to be $.001353 and $.0023133 respectively.  The Company does not have sufficient authorized shares (only 100,000,000 shares are authorized) to enable full exercise of the warrants.

The Company, in connection with the Securities Purchase Agreement of July 20, 2006, calculated the fair value of the warrants issued using a Black-Scholes valuation model, in which Management considered all the facts and circumstances of this equity instrument and has deemed the use of a Black-Scholes formula to estimate the fair value of the warrants to be appropriate and consistent with the measurement objectives of the accounting standards.

The factors used by the Company in determining fair value were: closing stock price on Yahoo.finance at the date of the issuance ($0.04), the exercise prices ($.35 and $0.60), the expected life in years (5 years), the historical volatility of 418.05% was determined by observing the stock price on the issue date and the same date of the eleven prior months, and the discount rate utilized was 2.25%.  These factors yielded fair values of $421,636 for each of the warrants issued, a sum of $843,272.

A summary of the status of the Company’s warrants as of December 31, 2006 and 2005, and changes during the years then ended is presented below:

21

1 – Cannot be fully exercised until the Company completes its 150:1 reverse conversion.

13. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006.  This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.

Additionally, the Company’s Balance Sheet has been revised to reclassify all of the Company’s Series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These contingencies were removed by the negotiation of agreement to fix the conversion and exercise prices on July 31, 2007.  These changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.

22

Originally Filed For the year ended December 31, 2006		Restated For the year ended December 31, 2006	
Assets	$	7,318,333	$	7,096,963
Liabilities		3,369,425		7,070,428
Temporary Equity		851,357		-
Stockholders' Equity		3,097,551		26,535
Total Liabilities and Stockholders' Equity	$	7,318,333	$	7,096,963

	Originally Filed For the year ended December 31, 2006		Restated For the year ended December 31, 2006	
REVENUE -SALES	$	4,951,927	$	4,216,252
COST OF GOODS SOLD		3,156,837		2,642,532
GROSS PROFIT		1,795,090		1,573,720
OPERATING EXPENSES:		1,410,812		1,410,812
GAIN FROM OPERATIONS		384,278		162,908
OTHER INCOME (EXPENSE)		(49,427)		(49,427)
PROVISION FOR INCOME TAXES		101,366		34,839
NET INCOME	$	233,485	$	78,642
Net gain per share, basic	$	0.01	$	0.00
Net gain per share, diluted	$	0.00	$	0.00
Weighted average number of shares outstanding basic		36,265,493		36,265,493
Weighted average number of shares outstanding diluted		3,149,310,735		3,149,310,735

23

Exhibit 31.1
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer
Date: March 27, 2009

Exhibit 31.2
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
Chief Financial Officer
Date: March 27, 2009

Exhibit 32.1
Certifications Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report (the “Report”) of Precision Aerospace Components, Inc. (the “Company”) on Form 10-KSB/A for the period ended December 31, 2006, as filed with the Securities and Exchange Commission, Andrew S. Prince, Chief Executive Officer and Chief Financial Officer of the Company, does hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date: March 27, 2009

CURRENT REPORT FOR ISSUERS SUBJECT TO THE
1934 ACT REPORTING REQUIREMENTS

FORM 10-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act

For the Fiscal Year Ended December 31, 2007

Precision Aerospace Components, Inc.

 (Exact name of Registrant as specified in its charter)

Delaware	000-30185	20-4763096
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2200 Arthur Kill Road Staten Island, NY		10309-1202
(Address of Principal Executive Offices)		(Zip Code)

(718) 356-1500
(Registrant’s telephone number, including area code)

(Former address)

Securities registered pursuant to Section 12(b) of the Act:  NONE
Securities registered pursuant to Section 12(g) of the Act:  Common Stock

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the past 12 months and (2) has been  subject to such filing  requirement  for the past 90days   Yes [ XX ]   No [  ].

Indicate by a check mark whether the company is a shell company (as defined by Rule 12b-2 of the Exchange Act:  Yes [    ]   No [ XX ].

Aggregate market value of the voting stock held by non-affiliates of the Registrant as of December 31, 2007:  $176,694

Shares of common stock outstanding at January 31, 2007:  33,324,691

EXPLANATORY STATEMENT

Purpose of this Amended Annual Report on Form 10-KSB/A

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006. This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370. As a result of these adjustments to the 2006 financial statements, the Company is also restating its financial statements and related disclosures for the year ended December 31, 2007. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as well as the restated financial statements in this Report.

Additionally, the SEC randomly selected the Company’s 10-KSB filed for 2007 for a Sarbanes Oxley review which resulted in the SEC desiring certain changes be made to the information in the report, some of which are applicable to and are included in this report; including a change to the Balance Sheet which classified all of the Company’s series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These desired changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were reclassified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.

TABLE OF CONTENTS

PART I

INTRODUCTORY NOTE

FORWARD-LOOKING STATEMENTS

This Form 10-K/A contains "forward-looking statements" relating to Precision Aerospace Components, Inc. (the "Company") which represent the Company's current expectations or beliefs including, but not limited to, statements concerning the Company's operations, performance, financial condition and growth.  For this purpose, any statements contained in this Form 10-K/A that are not statements of historical fact are forward-looking statements.  Without limiting the generality of the foregoing, words such as "may", "anticipate", "intend", "could", "estimate", or "continue" or the negative or other comparable terminology are intended to identify forward-looking statements.  These statements by their nature involve substantial risks and uncertainties, such as credit losses, dependence on management and key personnel, variability of quarterly results, and the ability of the Company to continue its growth strategy and the Company’s competition, certain of which are beyond the Company's control.  Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, or any of the other risks herein occur, actual outcomes and results could differ materially from those indicated in the forward-looking statements.

Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.  New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 1. DESCRIPTION OF BUSINESS

DESCRIPTION OF PRECISION AEROSPACE COMPONENTS’ BUSINESS

Organizational History

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation owned and controlled by accredited investor Ruth Shepley (“Shepley”), of Houston, Texas.  Under the terms of the Stock Purchase Agreement, Shepley purchased 29,000,000 shares of restricted common stock for a purchase price of $100,000.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”).

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Overview of Business

Freundlich and through it the Company is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired, Freundlich Supply, was founded in 1938 and had been operating in its present business line since 1940.  The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications and are made from raw materials that provide the strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  Freundlich currently focuses on aero-space and nuclear quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  Freundlich maintains a large inventory of more than 7,000 SKUs comprised of more than 35 million parts of premium quality, brand name nut products. Management believes that Freundlich’s demonstrated ability to immediately fulfill a high percentage (over 45 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  Freundlich sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

Industry Overview

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  Freundlich competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Freundlich supplier base.  Freundlich believes that the depth of its 7,000 SKU inventory represents a competitive advantage.  As a stocking distributor, Freundlich has employed a business model of maintaining levels of inventory on hand or on order with its suppliers that can satisfy its customers’ projected needs.  While this business model has allowed Freundlich to mitigate the supply shortage suffered by the industry, the extremely long supply times are creating challenges and creating shortages at Freundlich.  Regulatory requirements which require manufacturer certifications create a barrier to new supplier entry into the aerospace fastener manufacturing business beyond the usual investment and patent barriers faced by new entrants to other industries.  Certain domestic manufacturing capacity was eliminated during a post-9/11 downturn in the aerospace industry.  The industry began a turnaround in 2004, driven by increased levels of defense spending and increased commercial demand caused by new orders received by Boeing Company and others.  The continuing increased demand has exceeded the manufacturing capacity of qualified manufacturers.  Through this year, manufacturing lead times have continued to increase.

Inventory

As a stocking distributor, Freundlich attempts to maintain levels of inventory on hand or on order to satisfy its customers’ projected needs.  Freundlich has approximately 7,000 different types of nuts in its inventory, comprised of more than 35 million parts of premium quality, brand name nut products.  Freundlich’s primary suppliers include the following:

SPS Technologies
Greer Stop Nut
Republic Fastener Mfg. Corp
MacLean-ESNA
Alcoa Fastening Systems
Bristol Industries Inc.
Abbott-Interfast Corporation

Customers

In 2006, Freundlich Supply sold approximately 42% of its products to the United States Department of Defense.  All of these products were sold for maintenance, repair and operations functions, were shipped to various government installations across the United States and were sold for many different government programs.  For 2007, sales to the United States Department of Defense represented approximately 37% of total sales.

Freundlich’s commercial customers include original equipment manufacturers, repair facilities and other distributors.  Other than the sales to the United States Department of Defense, no one customer represented more than 10 percent of total sales in 2006 or 2007.

Competition

The fastener distribution industry is highly fragmented.  No one company holds a dominant position.  This is primarily caused by the varied uses of fasteners and the size of the industry.  The Company competes with the numerous fastener distributors which serve as authorized stocking distributors for the seven nut manufacturers in the Company's supplier base. The Company believes that the depth of its 7,000 SKU inventory represents a competitive advantage.

Few barriers to entry exist for fastener distributors generally.  However, the business model employed by Freundlich promotes competitive differences favoring Freundlich and collectively not generally seen in the industry.

Freundlich’s quality system is certified to AS9100:2004 and ISO 9001:2000 quality measures.  Since quality is an important measure of aerospace suppliers, Freundlich strives to maintain its quality system to the highest standards in the industry.

As an authorized stocking distributor for the premier domestic manufacturers, Freundlich is able to maintain relationships with customers not generally available to the industry.  Most manufacturers are not expanding their network of authorized distributors.

As a certified government supplier, i.e. because it is listed on the “Qualified Supplier/Manufacturer List,” Freundlich does not have to compete with companies not so listed.

Government Regulation

Freundlich is approved as a “qualified supplier” by the United States Department of Defense, and, as such, can provide certain critical parts that other suppliers not so approved cannot supply.

The Fastener Quality Act (“FQA”) and its implementing regulations issued by the United States Department of Commerce require certain distributors of fasteners to, among other things, maintain lot traceability for all of its products sold.  This requires that companies like Freundlich keep their books and records such that they can trace the origin of each item sold to the manufacturer from which the item was purchased.  The FQA imposes additional requirements on the manufacturers of subject parts and on the users.  Because of the demands of the industry, its customers, and its own quality systems, Freundlich maintains strict lot traceability for each item in inventory, and has done so for many years.

Employees

Freundlich has 16 employees, all of whom are full time employees. We believe our employee relations are very good.

RISK FACTORS

An investment in our securities involves a high degree of risk. We are subject to various risks that may materially harm our business, financial condition and results of operations.  An investor should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our securities.  If any of these risks or uncertainties actually occurs, our business, financial condition or operating results could be materially harmed. In that case, the trading price of our common stock could decline.  You should only purchase our securities if you can afford to suffer the loss of your entire investment.

RISKS RELATED TO OUR BUSINESS

Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.

Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the completion of existing agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially.

As a result of the acquisition, our expenses have increased significantly.

As a result of the acquisition, our ongoing expenses have increased significantly, these include ongoing public company expenses, such as increased legal and accounting, administrative (including directors and insurance) expenses and the requirement that we register the shares of common stock issued underlying the convertible note, preferred stock and warrants issued to Barron Partners LP, as well as expenses incurred in complying with the internal controls requirements of the Sarbanes-Oxley Act, and obligations incurred in connection with the acquisition.  Our failure to generate sufficient revenue and gross profit could result in reduced profits or losses as a result of the additional expenses and our failure to be able to meet our payment obligations could result in default under our obligations.

We may not be able to obtain necessary additional capital which could adversely impact our operations.

Unless the Company can increase its investment in inventory and meet operational expenses with the existing sources of funds we have available, we may need access to additional financing to grow our sales.  Such additional financing, whether from external sources or related parties, may not be available if needed or on favorable terms.  Our inability to obtain adequate financing will adversely affect the Company’s pace of business operations or could create liquidity and cash flow problems.  This could be materially harmful to our business and may result in a lower stock price.

Our officers and directors are involved in other businesses which may cause them to devote less time to our business.

Our officers' and directors' involvement with other businesses may cause them to allocate their time and services between us and other entities.  Consequently, they may give priority to other matters over our needs which may materially cause us to lose their services temporarily which could affect our operations and profitability.

We could fail to attract or retain key personnel, which could be detrimental to our operations

Our success largely depends on the efforts and abilities of key executives, employees and consultants.  The loss of the services of a key executive, employee or consultant could materially harm our business because of the cost and time necessary to replace and train a replacement.  Such a loss would also divert management attention away from operational issues.  To the extent that we are smaller than our competitors and have fewer resources, we may not be able to attract the sufficient number and quality of staff.

We may not be able to grow through acquisitions.

In addition to our planned growth through the development of our business, an important part of our growth strategy is to expand our business and to acquire other businesses in related industries.  Such acquisitions may be made with cash or our securities or a combination of cash and securities.  If our stock price is less than the exercise price of the outstanding warrants, it is not likely that that warrants will be exercised at their present exercise price.  To the extent that we require cash, we may have to borrow the funds or sell equity securities.  Any issuance of equity as a portion of the purchase price or any sale of equity, to the extent that we are able to sell equity, to raise funds to enable us to pay the purchase price would result in dilution to our stockholders.  We have no commitments from any financing source and we may not be able to raise any cash necessary to complete an acquisition.  If we fail to make any acquisitions, our future growth may be limited.  As of the date of this report, we do not have any agreement as to any acquisition. Further, any acquisition may be subject to government regulations.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions, we could have difficulty integrating the acquired companies’ personnel and operations with our own.  In addition, the key personnel of the acquired business may not be willing to work for us.  We cannot predict the affect expansion may have on our core business.  Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses.  In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

the difficulty of integrating acquired products, services or operations;
the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;
the difficulty of incorporating acquired rights or products into our existing business;
difficulties in disposing of the excess or idle facilities of an acquired company or business and expenses in maintaining such facilities;
difficulties in maintaining uniform standards, controls, procedures and policies;
the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;
the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;
the effect of any government regulations which relate to the business acquired; and
potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing or sales of acquired products or the defense of any litigation, whether of not successful, resulting from actions of the acquired company prior to our acquisition.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with these acquisitions, many of which cannot be presently identified.  These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

We may be required to pay liquidated damages if our board does not consist of a majority of independent directors.

Our Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger requires us to (i) appoint such number of independent directors that would result in a majority of our directors being independent directors, (ii) have an audit committee that is composed solely of independent directors and (iii) have a compensation committee that is composed of a majority of independent directors.  Our failure to maintain these requirements would results in our payment of liquidated damages that are payable in cash or by the issuance of additional shares of series A preferred stock at the election of the investors.

We are dependent on a few major industries.

We are dependent on the aerospace and defense industries for a majority of our revenue and, as a result, our business will be negatively impacted by any decline in those industries.

We face risks relating to government contracts.

There are inherent risks in contracting with the U.S. government, including risks that are peculiar to the defense industry, which could have a material adverse effect on our business, prospects, financial condition and operating results, including changes in the department of defense’s procurement policies and requirements.

RISKS RELATING TO OUR CURRENT FINANCING ARRANGEMENT

There are a large number of shares underlying our convertible note, series A and B convertible preferred stock and our warrants that may be available for future sale and the sale of these shares may depress the market price of our common stock. Presently the Company does not have sufficient shares of common stock to fully convert the shares or exercise the warrants

The Company entered into a Securities Purchase Agreement with Barron Partners LP and Richard Henri Kreger (the “Investors”) pursuant to which the Investors purchased and as of Dec 31, 2007 held: (a) the Company’s convertible promissory note in the principal amount of $1,000,000. The note, upon full conversion, is convertible into 862,068,900 shares of the Company’s common stock (the conversion price is $0.00116 per share) (this Note has subsequently been paid off without conversion); (b) 5,274,152 shares of the Company’s series A convertible preferred stock (the “series A preferred stock”) which, are convertible into 4,098,016,050 shares of the Company’s common stock; (c) warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.00135 per share; and (d) 1,581,150,000 shares of the Company’s common stock at $0.00231 per share..

Additionally, all 2,811,000 shares of the Company’s series B convertible preferred stock convert into 843,300,000 common shares, however these shares cannot be converted until the stock reverse split described below.

The Securities Purchase Agreement provides that the Company will have filed a restated certificate of incorporation that will (i) change the authorized capital stock to 10,000,000 shares of preferred stock and 90,000,000 shares of common stock and (ii) effect a one-for-150 reverse split of the common stock.  The number of Total Shares, upon full conversion of all Investor securities which could be converted to common stock of the Company without giving effect to the reverse split, would be 8,999,009,550 shares.  The Company presently has an authorized common stock limit of 100,000,000 shares.  As a result, the Investors will not have the ability to convert the note or series A preferred stock or exercise the warrants in full unless the reverse split is effected.  The Investors have agreed to extend that the date of the reverse split to May 1, 2008 (subsequently further extended to December 15, 2009).  If the reverse split is not effective on or prior to May 1, 2008 (now December 15, 2009), the Company is required to pay the investors liquidated damages in an amount equal to 5% of the investment made by the investors, which would be $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

The conversion price of the note and the conversion rate of the series A preferred stock are subject to adjustment in certain instances, including the issuance by the Company of stock at a price which is less than the conversion price.

The sale of these shares may adversely affect the market price of our common stock.

The terms of our Securities Purchase Agreement may restrict our ability to obtain necessary financing and could impede us from using our securities as consideration in contracts related to our operations.

Under the Securities Purchase Agreement, we are restricted, during the three year period commencing on the date of the agreement or such earlier time as the investors have sold certain of their securities, (i) from issuing or selling any of our common stock either (A) at a conversion, exercise or exchange rate or other price that is based upon and or varies with the trading prices of or quotations for the shares of Common Stock at any time after the initial issuance of such debt or equity securities, or (B) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or content events directly or indirectly related to the business of the Company or the market for the Common stock, or (ii) in a transaction in which the Company issues or sells any securities in a capital raising transaction or series of related transactions which grants to an investor the right to receive additional shares based upon future transactions of the Company on terms which are more favorable to the Investors than the terms initially provided to the investor in its initial securities purchase agreement with the Company.  In addition, the Company is restricted from issuing Preferred Stock and Convertible Debt. Further, each investor through the Securities Purchase Agreement has a right of first refusal in subsequent private placements of securities on a pro rata basis to the investor’s holdings in the total post financing total fully diluted shares of the Company.  These restrictions could impede us from using our securities as consideration in contracts related to our operations, including, but not limited to, common stock issued to consultants and vendors and obtaining additional financing.  This may force us to use our limited cash to pay third parties as opposed to issue our securities and may also lead to certain parties deciding to not enter into contracts with us to provide us with necessary financing.  If we have difficulty in entering into contracts related to our operations or obtaining additional financing, we may be forced to curtail our business operations.

RISKS RELATING TO OUR COMMON STOCK

Once re-listed, if we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board which would limit the ability of broker-dealers to sell our securities and the ability of stockholder to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board.  If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board.  As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market.

Our common stock may be affected by limited trading volume and the price of our shares may fluctuate significantly, which cumulatively may affect shareholders' ability to sell shares of our common stock

There has been a limited public market for our common stock.  A more active trading market for our common stock may not develop.  An absence of an active trading market could adversely affect our shareholders' ability to sell our common stock in short time periods, or possibly at all.  Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations, which could adversely affect the market price of our common stock without regard to our operating performance.  In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.  These factors may negatively impact shareholders' ability to sell shares of the Company's common stock.

Our common stock may be affected by sales of short sellers, which may affect shareholders' ability to sell shares of our common stock

As stated above, our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations.  These fluctuations could cause short sellers to enter the market from time to time in the belief that the Company will have poor results in the future.  The market for our stock may not be stable or appreciate over time and the sale of our common stock may negatively impact shareholders' ability to sell shares of the Company's common stock.

Because we may be subject to the “penny stock” rules, our investors may have difficulty in selling their shares of our common stock.

“Penny Stock” are shares of stock:

With a price of less than $5.00 per share;

That are not traded on a "recognized" national exchange;

Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 per share); or

Of issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $10.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

Our Common Stock is presently deemed to be Penny Stock.

If our stock price continues to be less than $5.00 per share, our stock may be subject to the SEC’s penny stock rules, (Rule 3a51-1 promulgated under the Securities Exchange Act of 1934) which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors.  These requirements may reduce the potential market for our common stock by reducing the number of potential investors.  This may make it more difficult for investors in our common stock to sell shares to third parties or to otherwise dispose of them.  This could cause our stock price to decline.

Broker-dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks.  Moreover, broker-dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

This may make it more difficult for investors to sell their shares due to suitability requirements.

The protection provided by the federal securities laws relating to forward looking statements does not presently apply to us since our shares are Penny Stock shares.

Although the federal securities law provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks.  As a result, as long as our shares continue to be a Penny Stock, we will not have the benefit of this safe harbor protection in the event of any proceeding based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud.  If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.  Section 404 of the Sarbanes-Oxley Act requires increased control over financial reporting requirements, including documentation and testing of our internal control procedures in order to satisfy its requirements, annual management assessments of the effectiveness of such internal controls and a report by our independent certified public accounting firm addressing these assessments.  This section may become fully applicable to us in the future.  Failure to achieve and maintain an effective internal control environment, regardless of whether we are required to maintain such controls could also cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

The Chairman of our board of directors will own a controlling interest in our voting stock following the completion of a proposed 1-for-150 reverse split.

The chairman of our board of directors, Alexander Kreger, will own approximately 53% of our outstanding common stock immediately following the completion of our proposed 1-for-150 reverse split.  As a result, Mr. Kreger will have the ability to control substantially all matters submitted to our stockholders for approval, including:

election of our board of directors;
removal of any of our directors;
amendment of our certificate of incorporation or bylaws; and
adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

ITEM 2.  DESCRIPTION OF PROPERTY

Our principal executive office and the offices and distribution center of Freundlich is located at 2200 Arthur Kill Road, Staten Island, New York 10309.  This was the prior location of the operations of the acquired assets of Freundlich.  The space is subleased, pursuant to a triple net lease, by the Company through July 2008.  The space is leased for approximately $12,000 per month. We have an option to extend our lease for this space.  The approximately 18,000 square foot building is constructed from brick and cinder block and is maintained in excellent condition.  The space is sufficient for our present and anticipated needs.

ITEM 3.  LEGAL PROCEEDINGS

Dismissal of March 23, 2007 Complaint Against the Company

On January 8, 2008, after the period of this report, the Company was notified of the dismissal of the complaint (the “Complaint”), without prejudice, by the United States District Court for the Eastern District of Pennsylvania, which had been filed against the Company, its directors and a major investor, by Robert Moyer, its former president and chief executive officer, on March 23, 2007.  The Complaint alleged breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5.  MARKET FOR PRECISION AEROSPACE COMPONENTS, INC.'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock currently trades on the OTC:BB under the trading symbol "PAOS.OB".

The following table sets forth the highest and lowest bid prices for the common stock for each calendar quarter and subsequent interim period since January 1, 2006 as reported on the web site Big Charts.  It represents inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

	PRICES
	HIGH	LOW
2006
First Quarter	$0.14	$0.03
Second Quarter	$0.06	$0.01
Third Quarter	$0.11	$0.0001
Fourth Quarter	$0.05	$0.011

2007
First Quarter	$0.03	$0.007
Second Quarter	$0.09	$0.023
Third Quarter	$0.05	$0.03
Fourth Quarter	$0.035	$0.008

The Company presently is authorized to issue 100,000,000 shares of common stock with a $0.001 par value. As of February 29, 2008, there were 78 holders of record of the Company's common stock and 33,324,691 shares issued and outstanding.

The Company is authorized to issue 10,000,000 shares of preferred stock with a $0.001 par value. As of February 29, 2008, there were 2 holders of record and 5,274,152 shares of series A convertible preferred stock outstanding, each of which is convertible into 777 shares of the Company’s common stock and there were 5 holders of record and 2,811,000 shares of series B convertible preferred stock outstanding each of which would be convertible into 300 shares of the Company’s common stock.  (These shares convert automatically upon the reverse split described herein into 2 shares of the new common.)

Dividends

Precision Aerospace has not declared or paid cash dividends on its common stock since its inception and does not anticipate paying such dividends in the foreseeable future.  The payment of dividends may be made at the discretion of the Board and will depend upon, among other factors, the Company's operations, its capital requirements, and its overall financial condition.

ITEM 6.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto included herein.  The information contained below includes statements of the Company's or management's beliefs, expectations, hopes, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.  For a discussion on forward-looking statements, see the information set forth in the Introductory Note to this Annual Report under the caption "Forward Looking Statements" which information is incorporated herein by reference.

Restatement of Consolidated Financial Statements

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006.  This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.

Additionally, the Company’s Balance Sheet for 2006 has been revised to reclassify all of the Company’s Series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These contingencies were removed by the negotiation of agreement to fix the conversion and exercise prices on July 31, 2007.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were reclassified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  These changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.

For 12/31/2007

	Originally Filed For the year ended December 31, 2007		Restated For the year ended December 31, 2007	
Assets	$	7,593,989	$	7,372,619
Liabilities		2,873,976		2,807,449
Temporary Equity		851,357		3,767,530
Stockholders' Equity		3,868,656		797,640
Total Liabilities and Stockholders' Equity	$	7,593,989	$	7,372,619

	Originally Filed For the year ended December 31, 2007		Restated For the year ended December 31, 2007	
REVENUE -SALES	$	8,961,990	$	8,961,990
COST OF GOODS SOLD		5,627,081		5,627,081
GROSS PROFIT		3,334,909		3,334,909
OPERATING EXPENSES:		1,878,458		1,878,458
GAIN FROM OPERATIONS		1,456,451		1,456,451
OTHER INCOME (EXPENSE)		(229,787)		(229,787)
PROVISION FOR INCOME TAXES		455,559		455,559
NET INCOME	$	771,105	$	771,105
Net income per share, basic	$	0.02	$	0.02
Net income per share, diluted	$	0.00	$	0.00
Weighted average number of shares outstanding basic		33,324,691		33,324,691
Weighted average number of shares outstanding diluted		8,999,309,761		8,999,309,761

For 12/31/06

	Originally Filed For the year ended December 31, 2006		Restated For the year ended December 31, 2006	
Assets	$	7,318,333	$	7,096,963
Liabilities		3,369,425		7,070,428
Temporary Equity		851,357		-
Stockholders' Equity		3,097,551		26,535
Total Liabilities and Stockholders' Equity	$	7,318,333	$	7,096,963

	Originally Filed For the year ended December 31, 2006		Restated For the year ended December 31, 2006	
REVENUE -SALES	$	4,951,927	$	4,216,252
COST OF GOODS SOLD		3,156,837		2,642,532
GROSS PROFIT		1,795,090		1,573,720
OPERATING EXPENSES:		1,410,812		1,410,812
GAIN FROM OPERATIONS		384,278		162,908
OTHER INCOME (EXPENSE)		(49,427)		(49,427)
PROVISION FOR INCOME TAXES		101,366		34,839
NET INCOME	$	233,485	$	78,642
Net income per share, basic	$	0.01	$	0.00
Net income per share, diluted	$	0.00	$	0.00
Weighted average number of shares outstanding basic		36,265,493		36,265,493
Weighted average number of shares outstanding diluted		3,149,310,735		3,149,310,735

Analysis of Financial Condition and Results of Operations

The Company's operations are presently carried out through its Freundlich subsidiary.  A description of Freundlich's operations and marketplace is contained in section 1 of this report.

During the fiscal year 2007 was a year of stabilization for the Company, with the installation of new management.  The results of this should begin to be apparent in 2008.  During 2007 the Company restored and strengthened its financial base.  Its Freundlich subsidiary secured a $1 Million line of credit.  By the end of the year it was able to solicit an expanded $3 Million line of credit.  Subsequent to the period of this report, Freundlich has entered into this new and expanded line of credit, based on qualifying receivables and inventory, secured by the assets of Freundlich and guaranteed by the Company.  This added financial resource will enable the Company to actively pursue activities and opportunities to enhance the Freundlich business – including communications capabilities, an improved web presence and enhanced order capabilities - as well as expanding operations consistent with the Company's growth vision.

During fiscal year 2006, the Company had invested in additional equipment and inventory to better enable Freundlich to meet the needs of its customers.  New computer equipment as well as a new integrated management control, inventory control, sales and shipping management program enhance our overall operations.  The new, automated, packaging machine enables Freundlich to more rapidly fulfill orders placed by its customers.  The machine also provides Freundlich the ability to process additional orders utilizing its present shipping strengths.  With these important investments in place, the Company does not presently anticipate any material additional capital expenditures on plant and equipment for existing operations during 2008.

Specific year to year income statement comparisons between 2006 and 2007 for the Company are generally not meaningful, since the Company was inactive and had no revenues prior to its July acquisition of the Freundlich assets and during the second half of 2006, the Company’s prior management improvidently pursued an acquisition opportunity that did not come about, but was costly to the Company.  A loss and associated expenses of approximately $213,000 was recognized in connection with this activity.  Additionally, in 2006, the Company incurred extraordinary costs in connection with its operations following the acquisition of Freundlich.  These additional professional fees and General and Administrative expenses, in excess of what the Company anticipates for normal operations, exceeded $50,000.  The effect of these expenses is magnified in view of the fact that the Company revenues and income only reflect the six months of operation of Freundlich from its acquisition in July.

The progress the Company made can be seen from the change and improvement in the Company’s balance sheet position between 2007 and 2006.  The Company plans to build on this improvement in 2008.

The Company’s overall liability exposure was reduced by $4,262,979 (from $7,070,428 in 2006 to $2,807,449 in 2007) while our overall assets grew by $275,656 (from $7,096,963 in 2006 to $7,372,619 in 2007) – an overall improvement in stockholders’ equity of $771,105, from our annual sales of nearly $9,000,000.  When looking at our retained deficit it must be remembered that the Company restarted from non-operating status in July 2006 with a balance sheet which consisted of virtually no assets, but an accumulated deficit of $2,997,934 which could not be used to offset future taxes.

The Company’s improved financial situation and standing with our suppliers can be seen from the more than $725,000 reduction in our year end accounts payable (from $1,251,878 in 2006 to $525,407 in 2007).  This was partially funded by our line of credit which was started during 2007 and which had a balance of $387,466 at year end.

During the 2007, year the Company paid down its subordinated debt by $300,000 so that there was $450,000 outstanding at the year end.

The Company did defer making a portion of its 2007 income tax payments to 2008.  The Company did pay the “safe harbor” portion of the taxes necessary to avoid any penalty assessment in connection with its deferred payment.  The Company has now made this approximately $500,000 deferred 2007 tax payment.

The Company made an additional investment in our inventory of more than $375,000 (from $3,509,183 in 2006 to $3,885,332 in 2007).  This is necessary not only to meet customer demand, but also to replenish stocks at new, higher prices.  This required investment, which is made with after tax dollars, diverts our scarce cash resources from other uses which could expand our business.  It is one example of the insidious way that higher taxes adversely affect businesses.  The Company has considered alternatives that could reduce the tax burden, but has determined that at the present time there is not an acceptable alternative.  For example, the Company is concerned that relocating Freundlich from the New York City area (where it bears among the highest tax rates in the country) would deprive it of its long standing and excellent staff.  The Company will explore possible actions to reduce the overall impact of the taxes on its operations without harming those operations.  The costs of materials in the fastener industry, and the lead-times for delivery, both continue to increase.  This has required more astute management of inventory ordering-even if the face of extreme uncertainty regarding actual deliveries.  Additionally, it continues to result in the need to make additional inventory investment.

It is important to fully recognize the value of the Freundlich inventory.  Not only does Freundlich’s inventory enable Freundlich to meet customer demand and obtain orders, but a portion of the inventory is carried on the Company’s balance sheet at a value well below the replacement cost were it to be reordered today.  As Freundlich replaces its lower cost inventory with new higher-priced inventory, it will have to make this investment.  Freundlich has the strategic benefit over a potential new entrant of having a lower cost of goods versus the seller of newly purchased items.  The replacement cost of Freundlich’s inventory is difficult to ascertain exactly, since the cost of each particular item is generally increasing and the unit cost usually decreases as the quantity purchased increases.  The rise in prices which occurred in 2007 and the use of the older inventory is substantially responsible for the rather exceptional 37% Gross Profit Margin achieved by the Company on its slightly greater than $9 million dollars in sales.  It should be expected that, when the price increases in the Freundlich inventory reduce in rate, this percentage will also return to somewhat lower levels.

During the first quarter of 2007, Freundlich was awarded a significant portion of a Defense Department contract; its competitors received awards of significantly lesser amounts of the contract.  Freundlich has been fulfilling and anticipates that it can continue to fully satisfy the requirements of this contract without any additional financing and that sales under the contract will continue to contribute to its revenues and profits.

In December 2007, Freundlich retained the services of Robert Serabin, a fastener industry veteran and experienced senior executive with a sales, marketing and engineering background, to be its General Manager.  The Company believes it can expand its business with its present staff until acquisitions warrant additional personnel.  However, it is possible that one or two additional staff members will be retained to augment the growth and operation of Freundlich.  Presently, many Company level activities are either outsourced or handled at the Freundlich level.

The opportunities presently under consideration by the Company, in addition to the expansion of the Freundlich operations, are the acquisition of horizontal, vertical and complementary operations.  No specific acquisition opportunities or ventures are being actively pursued at this time.  However, the Company is now in a position to actively evaluate and pursue acquisition and joint venture opportunities.  In connection with these opportunities, the Company will also pursue the arrangement of adequate financing to carry out its plans.

In view of the size of the operations of the Company's sole operating subsidiary, and the costs involved in pursuing and consummating an acquisition, the Company will have to be selective and may have to obtain additional anticipatory financing.

Horizontal acquisitions would effectively improve the Company's overall volume which, in turn, would enable the Company to take advantage of economies of scale as they pertain to inventory management and certain administrative practices.  Vertical or synergistic acquisitions could enhance the capability of the Company to satisfy potential customer desires to deal with multi-product companies or to deal with companies that have expanded service offerings not presently provided by Freundlich.

Additionally, acquisition of skills and product lines which are complementary to the Freundlich offering could mutually enhance the sales of each.

The present cash flow from the activities of Freundlich and the line of credit is sufficient to meet the Company’s cash requirements, subject to the foregoing discussion regarding expansion.  At year end 2007 there was $302,694 available under the Greater Bay line of credit.

Off balance sheet arrangements

None

Subsequent Events

Dismissal of March 23, 2007 Complaint against the Company

On January 8, 2008, after the period of this report, the Company was notified of the dismissal of the complaint (the “Complaint”), without prejudice, by the United States District Court for the Eastern District of Pennsylvania, which had been filed against the Company, its directors and a major investor, by Robert Moyer, its former president and chief executive officer, on March 23, 2007.  The Complaint alleged breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.

The Company’s common stock has been re-listed on the OTC Bulletin Board

As of February 26, 2008 the company’s common stock was re-listed on the OTC Bulletin Board, this removes the adverse impact the delisting of the securities had on the market liquidity for our securities.

The Company entered into an Employment Agreement with its President and Option Compensation

The Company, in its 8-K filed on March 3, 2008, reported that it had approved an employment and compensation agreement with Andrew S. Prince, its President and CEO, which will run through September 1, 2008.  The same 8-K approved the option compensation to be received by non-executive members of the Company’s Board of Directors

Freundlich has entered into a new Three Million Dollar line of credit guaranteed by the Company

On March 6, 2008, the Company guaranteed the performance of Freundlich in connection with the agreement, entered into on the same date, between Freundlich and Israel Discount Bank of New York (the “Agreement”).  The Agreement, which has a maturity date of January 31, 2009, establishes a revolving funding facility which will allow Freundlich to receive up to three (3) million dollars.  The funds will be made available to Freundlich in accordance with an advance formula which allows for the payment of up to Seventy-five (75) per-cent of eligible accounts and fifty (50) per-cent of eligible inventory, up to a maximum inventory advance amount of two million five hundred thousand dollars ($2,500,000).  Eligible accounts are those domestic accounts not outstanding for more than one hundred twenty (120) days and eligible inventory is inventory as determined by the bank, presently that which has had sales within the preceding sixty (60) months.  The daily rate on the outstanding balance will be, at the Company’s option, the prime rate plus one (1) per cent or LIBOR plus three and three quarters (3.75) per cent.  The balance is secured by a first lien position on all of Freundlich’s assets.  The Agreement replaced the Company’s existing facility with Greater Bay Business Funding.

ITEM 7.  FINANCIAL STATEMENTS

The consolidated financial statements of Precision Aerospace required by Item 310(a) of Regulation S-B are attached to this report. Reference is made to Item 13 below for an index to the financial statements.

Of particular importance are the notes to those financial statements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  These accounting principles require us to make certain estimates, judgments and assumptions.  We believe that the estimates, judgments and assumptions upon which we rely are reasonably based upon information available to us at the time that these estimates, judgments and assumptions are made.  These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue and expenses during the periods presented.  To the extent there are material differences between these estimates, judgments and assumptions and actual results, our financial statements will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application.  There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result.  Our senior management has reviewed these critical accounting policies and related disclosures. See Notes to Condensed Consolidated Financial Statements, which contain additional information regarding our accounting policies and other disclosures required by GAAP.

The following areas are of particular importance to the Company’s operations and available cash flow:

Inventory- The prices for replacement inventory have and continue to escalate.  Additionally the lead times for delivery continue to escalate, at times exceeding 78 weeks.  With few, insignificant, exceptions, none of its products in inventory have any shelf life limitations and, assuming eventual utilization, their value, from a replacement perspective meet or exceed their initial acquisition cost.  Demand for individual products extends for long durations and the Company’s business is characterized by the either immediate availability or near term availability of a product being crucial to its sale. Sales of a particular product may occur at irregular intervals.  Consequently the Company continues to invest in a substantial inventory and to recognize a product as being no longer in demand, if a sale does not occur within five year period.  Although the product is, at the end of the five year period, reduced to a zero cost basis, it may remain in the Company’s inventory and available for sale at a later time

Allowance for doubtful accounts- In determining the adequacy of the allowance for doubtful accounts, we consider a number of factors including the aging of the receivable portfolio, customer payment trends, and financial condition of the customer, industry conditions and overall credibility of the customer. Actual amounts could differ significantly from our estimates.

Income Taxes- In the preparation of consolidated financial statements, the Company estimates income taxes based on the existing regulatory structures. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. The Company evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. The Company’s tax returns are subject to audit and local taxing authorities that could challenge the company’s tax positions. The Company believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets.

ITEM 8A. CONTROLS AND PROCEDURES

(A) Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company's Principal Executive Officer/Principal Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures on or about February 20, 2008.  The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended the ("Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within the required time periods.  The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving the Company's disclosure control objectives.  The Company's Principal Executive Officer/Principal Financial Officer has concluded that the Company's disclosure controls and procedures are effective at this reasonable assurance level as of the period covered by this 10-K.  Due to the size of the Company and as a result of the implementation of the Company’s integrated financial reporting system, items of note are appropriately brought to the attention of the Company’s CEO for appropriate disclosure.

In addition, the Company's Principal Executive Officer/Principal Financial Officer evaluated the Company’s internal controls over financial reporting and determined that there have been no changes in its internal controls that have materially adversely affected, or are reasonably likely to adversely materially affect, those internal controls over financial reporting.

(B) Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of the Company's internal controls conducted at the end of February 2008, the Company's Principal Executive Officer/Principal Financial Officer has determined that there are no changes to the Company's internal controls over financial reporting that have materially adversely affected, or are reasonably likely to materially adversely affect, the Company's internal controls over financial reporting.  The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended the ("Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the required time periods.  The Company concludes that our disclosure controls and procedures are effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

ITEM 8B. OTHER INFORMATION

There is no information required to have been disclosed in a report on Form 8-K during the fourth quarter of the year covered by this Form 10-KSB, but not reported.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Set forth below is certain information concerning each of the directors and executive officers of the Company as of February 29, 2008:

Name	Age	Position	With Company Since
Alexander Kreger	64	Director and Chairman of the Board	2006
Andrew S. Prince	64	President and CEO, Principal Financial Officer and Director	2006, Officer since 2007
Robert Adler	73	Director	2006
Chris Phillips	35	Secretary and Director	2006
David Walters	45	Director	2006

The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected.  The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and are subject to employment agreements, if any, approved and ratified by the Board.

Alexander Kreger

Mr. Kreger has served as the President of Kreger Truck Renting Company, Inc. since 1999. Mr. Kreger has a BS in accounting and finance from the Wharton School, University of Pennsylvania.

Mr. Kreger is a member of the Company’s Audit and Compensation Committees.

Andrew S. Prince

Mr. Prince is presently President and Chief Executive Officer of the Company.  Mr. Prince is, and for the last five years has been, a principal of Prince Strategic Group LC, a strategic advisory and merchant-banking group.  Prince Strategic Group’s focus is strategic planning, acquisition/disposition advice, financial restructuring and providing crisis and interim CEO, COO management.  Mr. Prince assists large and small organizations to develop and implement their business strategies and refine their operations.  He has extensive experience in corporate financing, strategic relationship and acquisition transactions, including their financial and strategic analysis, structuring and negotiations, strategic planning and management development activities as well as background in all facets of operations in both small and large organizations.  From June 1, 2004-June 1, 2006, Mr. Prince was a director of CDKnet.com (OTCBB: CDKN).  Mr. Prince is a graduate of the United States Naval Academy, Harvard Law School and Harvard Business School.

Mr. Prince is a member of the Company’s Compensation Committee.

Robert I. Adler

From 2000 to 2002, Mr. Adler was Managing Director for ING Furman Selz Asset Management. From 1991 to 2000, he was Vice President, Senior Investment Officer for BHF Securities Corp. He is currently a member of the Board of Directors of China Medicine Company, a distributor of pharmaceutical products, including traditional Chinese herbal medicine, and SinoEnergy Holding Co., a manufacturer of stainless steel vessels for liquid and compressed natural gas.

Mr. Adler is Chairman of the Company’s Audit Committee.

Chris Phillips

Since February 2008, Chris Phillips has been a portfolio manager for a hedge fund. Previously from October 2004 until January 2008, Chris served as the President and CEO of Apogee Financial Investments, Inc., a merchant bank, who owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer.  Since July 2000 and up until January 2008, he acted as the managing member of TotalCFO, LLC which provides consulting and CFO services to a number of public and private companies and high net worth individuals.  From November 2007 through January 2008 Chris served as the CEO and Chief Accounting Officer of OmniReliant Holdings, Inc. (OTCBB: ORHI)Presently, he is also a Board Member of OmniReliant Holdings, Inc. (OTCBB: ORHI). Mr. Phillips holds a Bachelors of Science Degree in Accounting and Finance and a Masters of Accountancy with a concentration in Tax from the University of Florida.  Mr. Phillips is a Florida licensed Certified Public Accountant.

David Walters

David Walters co-founded Monarch Bay Associates, LLC, a FINRA member broker dealer, in 2006. Prior to Monarch Bay Associates, Mr. Walters was a principal with Monarch Bay Capital Group, LLC, a firm that provided advisory services and capital for emerging growth companies.  From 1992 through 2000 he was Executive Vice President and Managing Director in charge of Capital Markets for Roth Capital (formerly Cruttenden Roth) where he was instrumental in building the company’s revenues from $7 million to $65 million.  As an equity partner, he managed the capital markets group and led over 100 public and private financings, raising over $2 billion in growth capital.  Additionally, Mr. Walters oversaw a research department that covered over 100 public companies, and was responsible for the syndication, distribution and after-market trading of the public offerings.  Prior to Cruttenden Roth, he was Vice President for both Drexel Burnham Lambert and Donaldson Lufkin and Jenrette in Los Angeles, and he ran a private equity investment fund.  Mr. Walters is Chairman of the Board of Directors of the publicly traded companies: Remote Dynamics, Inc. (OCTBB: REDI), Monarch Staffing, Inc. (OCTBB: MSTF.OB), and the non-publicly traded companies Bounce Mobile Systems, Inc. and Systems Evolution, Inc., STI Group, Inc. and a director of Lathian Systems, Inc.  Mr. Walters earned a B.S. in Bioengineering from the University of California, San Diego.

Mr. Walters is Chairman of the Company’s Compensation Committee .and a member of the Company’s Audit Committee.

Code of Ethics and Committee Charters

Drafts of a Code of Ethics and committee charters for the Audit and Compensation committees have been prepared and are under review by the Board of Directors but have not been formally adopted.

Code of Ethics

The Code of Ethics will apply to the Company’s directors, officers and employees.  It is under review by the Board of Directors.  It will be available on the Company’s website.

Audit Committee

The Audit Committee makes such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the “Board”) the results of its examinations and recommendations derived therefrom, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

Compensation Committee

The compensation committee is authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation and bonus compensation to all employees.  Officers of the Company serving on the Compensation committee do not participate in discussions regarding their own compensation.

Nominating Committee

The Company does not have a Nominating Committee and the full Board acts in such capacity.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company’s directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities.  Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file.  Based solely upon a review of the copies of such reports furnished to us or written representations that no other reports were required, the Company believes that, during 2007, all filing requirements applicable to its executive officers, directors and greater than ten percent (10%) beneficial owners were met.

ITEM 10.  EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company’s principal executive officer, and all of the other executive officers with annual compensation exceeding $100,000, who served during the fiscal year ended December 31, 2007, for services in all capacities to the Company:

SUMMARY COMPENSATION TABLE

Name & Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
Robert Moyer President, CEO and Director (1)	2007	$ $	8,654	0	0		$0	0	$0	(2)	$8,654

Andrew Prince President, CEO and Director	2007		$142,769	0	0	$0	0	0	$0	(2)	$142,769

(1) Robert Moyer ceased serving in his positions as President and CEO on January 18, 2007 and was replaced by Andrew Prince.

(2) Messrs. Moyer (until his departure) and Prince (upon replacing Mr. Moyer) served as directors of the Company, but without compensation for their director services.  Mr. Prince had, until the time he replaced Mr. Moyer, served as a paid director of the Company.

Compensation of Directors

The following table sets forth information with respect to director’s compensation for the fiscal year ended December 31, 2007:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Robert Adler	$9000						$9,000
Alex Kreger	$7,000						$7,000
Chris Phillips	$3,000						$3,000
Andrew Prince	$4,500						$4,500
David Walters	$10,000						$10,000

Non-employee Directors of the Company are paid $2,500 per meeting for board meeting attendance in person and $1,500 per meeting for board meeting attendance by phone and $1,500 per meeting for each committee meeting.  To conserve cash, certain director’s payments were not made when earned in 2007.

ITEM 11.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information with respect to the beneficial ownership of the Common Stock of the Company as of February 25, 2008, for: (i) each person who is known by the Company to beneficially own more than 5 percent of the Company’s Common Stock, (ii) each of the Company’s directors, (iii) each of the Company’s Named Executive Officers, and (iv) all directors and executive officers as a group. As of February 25, 2008, the Company had 33,324,691 shares of Common Stock outstanding.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owned	Percentage of Total Voting Power	Position
Richard Kreger 245 Park Av New York, NY 10167	69,111,309	69.1	69.1%
Alex Kreger	13,692,000	13.7	13.7%	Executive Chairman & Director
BGRS 12333 Fairy Hill Road Rydal, PA 19046	3,150,000	3.2	3.2%
Aimee Brooks 12 Graham Terrace Montclair, NJ 07042	1,722,000	1.7	1.7
Robert Adler	0	0	0	Director
Chris Phillips	0	0	0	Director Secretary
Andrew Prince	0	0	0	Director President and CEO
David Walters				Director
Directors and Executive Officers as a Group (5 persons)	13,692,000	13.7	13.7%

(1)	Except where otherwise indicated, the address of the beneficial owner is deemed to be the same address as the Company.

(2)
Includes all shares of Common Stock, up to the maximum presently authorized shares of Company common stock issuable, upon conversion of either convertible preferred series A stock or Series A or Series B warrants held by Mr. Richard Kreger.  Were sufficient shares of Company common stock available, and all warrants and conversion of preferred series A possible, a total of 592, 486,771 shares could be held by Mr. Kreger.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company has no presently active plan.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On July 20, 2006, the Company entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  The stockholders of DFAC included our chairman, Alex Kreger, his son Richard Kreger and daughter, Aimee Brooks (the “Related Parties”).  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”) pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The overall transaction involved an investment of $5,750,000 (five million seven hundred fifty thousand dollars) and the Related Parties obtained an eventual approximate 16% interest in the Company (assuming full conversion of the convertible preferred series A and B shares and the convertible note and no adjustment to the conversion prices).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc.

In connection with the transactions described above, Midtown Partners, with whom Mr. Richard Kreger is a vice president, an investor in the Securities Purchase Agreement, and the son of the Company’s Chairman, Alex Kreger, obtained 250,000 of the Company’s series B Convertible Preferred shares.  These shares were received from the shares paid by the Company to DFAC.  Midtown Partners & Co., LLC is a registered broker – dealer.

ITEM 13. EXHIBITS

Listed in the Exhibit Index on page 30 hereof.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The aggregate fees billed or to be billed for professional services rendered by our independent registered public accounting firms for the audit of our annual financial statements, review of financial statements included in our quarterly reports and other fees that are normally provided by the accounting firms in connection with statutory and regulatory filings or engagements for the fiscal years ended December 31, 2007 and 2006 were: $66,975 for 2007 and $76,586 for 2006,.

Audit Related Fees

The aggregate fees billed or to be billed for audit related services by the Company’s independent registered public accounting firms that are reasonably related to the performance of the audit or review of our financial statements, other than those previously reported in this Item 14, for the fiscal years ended December 31, 2007 and 2006 were $-0- in 2007 and $-0-in 2006.

Tax Fees

The aggregate fees billed for professional services rendered by the Company’s independent registered public accounting firms for tax compliance, tax advice and tax planning for the fiscal year ended December 31, 2007 and 2006 were $5,000 in 2007 and $-0-in 2006.

All Other Fees

The aggregate fees billed for products and services provided the Company’s independent registered public accounting firms for the fiscal years ended December 31, 2007 and 2006 were $-0- in 2007 and $-0-in 2006.

Audit Committee

Our Audit Committee implemented pre-approval policies and procedures for our engagement of the independent auditors for both audit and permissible non-audit services.  Under these policies and procedures, all services provided by the independent auditors must be approved by the Audit Committee  or Board of Directors prior to the commencement of the services, subject to certain de-minimus non-audit service (as described in Rule 2-01(c)(7)(C) of Regulation S-X) that do not have to be pre-approved as long as management promptly notifies the Audit Committee of such service and the Audit Committee or Board of Directors approves it prior to the service being completed.  All of the services provided by our independent auditors have been approved in accordance with our pre-approval policies and procedures.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION AEROSPACE COMPONENTS, INC.

Date: March 27, 2009	By	/s/ Andrew S. Prince
Andrew S. Prince President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Andrew S. Prince	President, Chief Executive Officer and Director	March 27, 2009
Andrew S. Prince	(Principal Executive Officer and Principal Financial Officer)

/s/ Alexander Kreger	Chairman of the Board of Directors	March 27, 2009
Alexander Kreger

/s/ Robert Adler	Director	March 27, 2009
Robert Adler

/s/ Chris Philips	Director	March 27, 2009
Chris Philips

/s/ David Walters	Director	March 27, 2009
David Walters

Exhibits:

EXHIBIT NO.

3.1	Certificate of Incorporation	Incorporated by reference to Exhibit 3.1 to the Company’s Report on Form 8-K as filed with the United states Securities and Exchange Commission on July 27, 2006

3.2	By-laws	Incorporated by reference to Exhibit 3.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.3	Series A Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

3.4	Series B Preferred Stock Certificate of Designation	Incorporated by reference to Exhibit 3.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.1	Asset Purchase Agreement by and among Delaware Fastener Acquisition Corporation, Michael Freundlich and Freundlich Supply Company, Inc.	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.2	Securities Purchase Agreement by and among Jordan 1 Holdings Company, Barron Partners LP and Certain Equity Investors	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.3	Registration Rights Agreement	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.4	Convertible Note	Incorporated by reference to Exhibit 10.4 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.5	Form of Series A Warrant	Incorporated by reference to Exhibit 10.5 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.6	Form of Series B Warrant	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on July 27, 2006

10.7	Contract of Sale and Security Agreement between Freundlich Supply Company, Inc. and Greater Bay Business Funding	Incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.8	Amendment to Contract of Sale and Security Agreement between Freundlich Supply Company, Inc. and Greater Bay Business Funding.	Incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.9	Guaranty between Greater Bay Business Funding and Freundlich Supply Company, Inc. and Precision Aerospace Components, Inc.	Incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K as filed with the United States Securities and Exchange Commission on March 19, 2007

10.10	Loan and Security Agreement as of March 6, 2008, by and among Freundlich Supply Company, Inc. (borrower) Precision Aerospace Components, Inc. (guarantor) and Israel Discount Bank of New York (lender)	Provided herewith

31.1	Certification By Chief Executive Officer/Principal Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith

32.1	Certification by Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Provided herewith

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONSOLIDATED FINANCIAL STATEMENTS:	Pages

Report of Independent Registered Public Accounting Firm	3

Consolidated Balance Sheet as of December 31, 2007	4

Consolidated Statements of Income for the Years Ended
December 31, 2007 and 2006	5

Consolidated Statement of Stockholders’ Equity for the Years
Ended December 31, 2007 and 2006	6

Consolidated Statement of Temporary Equity for the Years
Ended December 31, 2007 and 2006	7

Consolidated Statement of Cash Flows for the Years
Ended December 31, 2007 and 2006	8

Notes to Consolidated Financial Statements	9 – 24

2

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants

406 Lippincott Drive, Ste. J
Marlton, NJ 08053-4168
(856) 355-5900   Fax (856) 396-0022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Precision Aerospace Components, Inc.
2200 Arthur Kill Rd.
Staten Island, NY 10309

We have audited the accompanying consolidated balance sheet of Precision Aerospace Components, Inc. (the “Company”) as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007.  The Company’s management is responsible for these financial statements.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Precision Aerospace Components, Inc. as of December 31, 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the financial statements, the accompanying financial statements have been restated.

/s/  BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Bagell, Josephs, Levine & Company, L.L.C.
Marlton, NJ 08053

March 24, 2008 (January 14, 2009 as to the effects of the restatement discussed in Note 13)

3

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS
	2007	2006
	(restated)	(restated)
CURRENT ASSETS
Cash and cash equivalents	$154,709	$67,094
Accounts receivable, net	837,552	784,798
Inventory, net	3,885,332	3,509,183
Prepaid expenses	-	62,926
	4,877,593	4,424,001

PROPERTY AND EQUIPMENT - Net	260,582	321,518

OTHER ASSETS
Deposits	12,700	129,700
Goodwill	2,221,744	2,221,744
	2,234,444	2,351,444

TOTAL ASSETS	$7,372,619	$7,096,963

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$606,627	$1,468,059
Subordinated note payable-current portion	300,000	300,000
Line of credit	387,466	-
Income taxes payable	363,356	34,839
Preferred stock subject to redemption	-	2,924,258
Warrant liability	-	893,272
	1,657,449	5,620,428

LONG -TERM LIABILITIES
Subordinated note payable-long term portion	150,000	450,000
Convertible note payable	1,000,000	1,000,000
TOTAL LIABILITIES	2,807,449	7,070,428

TEMPORARY EQUITY

Preferred Stock A $.001 par value; 7,100,000 shares authorized
5,274,152 shares issued and outstanding	5,274	-
Preferred Stock B $.001 par value; 2,900,000 shares authorized
2,811,000 shares issued and outstanding	2,811	-
Additional paid-in capital - preferred stock	2,916,173	-
Additional paid-in capital -warrants	843,272	-
	3,767,530	-
STOCKHOLDERS' EQUITY
Preferred Stock A $.001 par value; 7,100,000 shares authorized
5,274,152 shares issued and outstanding	-	-
Preferred Stock B $.001 par value; 2,900,000 shares authorized
2,811,000 shares issued and outstanding	-	-
Common stock, $.001 par value; 100,000,000 shares authorized
33,324,691 shares issued and outstanding	33,325	33,325
Additional paid-in capital	2,892,502	2,892,502
Retained earnings (deficit)	(2,128,187)	(2,899,292)
TOTAL STOCKHOLDERS' EQUITY	797,640	26,535

TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY	$7,372,619	$7,096,963

The accompanying notes are an integral part of these consolidated financial statements.

4

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

		(restated)
	2007	2006

REVENUE	$8,961,990	$4,216,252

COSTS OF GOODS SOLD	5,627,081	2,642,532

GROSS PROFIT	3,334,909	1,573,720

OPERATING EXPENSES
General and administrative expenses	1,581,604	1,255,197
Professional fees	218,143	131,845
Depreciation	78,711	23,770
Total Expenses	1,878,458	1,410,812

INCOME BEFORE OTHER INCOME (EXPENSE)	1,456,451	162,908

OTHER INCOME (EXPENSE)
Expiration of warrants	50,000	-
Interest income	899	2,934
Interest expense	(250,686)	(52,361)
Loss on abandonment-deposit	(30,000)	-
	(229,787)	(49,427)

INCOME BEFORE PROVISION FOR INCOME TAXES	1,226,664	113,481

Provision for income taxes	455,559	34,839

NET INCOME APPLICABLE TO COMMON SHARES	$771,105	$78,642

NET INCOME PER BASIC SHARES	$0.02	$0.00

NET INCOME PER DILUTED SHARES	$0.00	$0.00

WEIGHTED AVERAGE NUMBER OF BASIC COMMON
SHARES OUTSTANDING	33,324,691	36,265,493

WEIGHTED AVERAGE NUMBER OF FULLY DILUTED
COMMON SHARES OUTSTANDING	8,999,309,761	6,913,003,091

The accompanying notes are an integral part of these consolidated financial statements.

5

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

							(restated)
	(restated)	(restated)	(restated)	(restated)			Additional	(restated)
	Preferred Stock-Series A		Preferred Stock-Series B		Common Stock		paid-in	Accumulated	Treasury	(restated)
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(Deficit)	Stock	Total

Balance, January 1, 2006	-	$-	-	$-	39,677,966	$39,678	$2,906,589	(2,977,934)	$(17,833)	$(49,500)

Stock conversion	-	-	2,611,000	2,611	(8,000,000)	(8,000)	5,389	-	-	-

Treasury Stock	-	-	-	-	15,025	15	(17,848)	-	17,833	-

Issuance of preferred stock	5,277,778	5,278	200,000	200	-	-	3,759,445	-	-	3,764,923

Conversion of preferred stock to common stock	(3,626)	(4)	-	-	1,631,700	1,632	(1,628)	-	-	-

Transfer to Liability	(5,274,152)	(5,274)	(2,811,000)	(2,811)	-	-	(3,759,445)	-	-	(3,767,530)

Net Income	-	-	-	-	-	-	-	78,642	-	78,642

Balance, December 31, 2006	-	-	-	-	33,324,691	33,325	2,892,502	(2,899,292)	-	26,535

Net Income	-	-	-	-	-	-	-	771,105	-	771,105

Balance, December 31, 2007	-	-	-	-	33,324,691	33,325	2,892,502	(2,128,187)	-	797,640

The accompanying notes are an integral part of these consolidated financial statements.

6

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENT OF TEMPORARY STOCKHOLDERS' EQUITY (RESTATED)
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

					Additional	Additional
					paid-in	paid-in
	Preferred Stock-Series A		Preferred Stock-Series B		Capital	Capital
	Shares	Amount	Shares	Amount	Warrants	Preferred Stock	Total
Balance, January 1, 2006	-	$-	-	$-	$-	$-	$-

Balances, December 31, 2006	-	$-	-	$-	$-	$-	$-

Transfer from Liability	5,274,152	$5,274	2,811,000	$2,811	$843,272	$2,916,173	$3,767,530

Balances, December 31, 2007	5,274,152	$5,274	2,811,000	$2,811	$843,272	$2,916,173	$3,767,530

The accompanying notes are an integral part of these consolidated financial statements.

7

PRECISION AEROSPACE COMPONENTS, INC.
(FORMERLY JORDAN 1 HOLDINGS COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	(restated)	(restated)
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$771,105	$78,642

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	78,711	23,770

Changes in assets and liabilities:
Decrease (increase) in assets
Decrease (increase) in accounts receivable	(52,754)	328,888
(Increase) in inventory	(376,149)	(988,030)
Decrease (increase) in prepaid expenses and other assets	62,926	(52,980)
Decrease (increase) in security deposits	117,000	(129,300)

Increase (decrease) in liabilities
Increase (decrease) in accounts payable and accrued expenses	(861,433)	665,072
Increase in income taxes payable	328,517	34,839
Decrease in redeemable warrants	(50,000)	-
Total adjustments	(753,182)	(117,741)

Net cash provided by (used in) operating activities	17,923	(39,099)

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property and equipment	(17,774)	(145,288)
Acquistion of Freundlich Supply Co. Inc.	-	(5,263,942)

Net cash (used in) investing activities	(17,774)	(5,409,230)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of preferred stock	-	4,750,000
Proceeds from convertible note	-	1,000,000
Retirement of Common stock	-	(550,000)
Expenses associated with the sale of common stock	-	(435,077)
Proceeds from issuance of short term loan payable - Greater Bay	387,466	-
Proceeds (payment) of principal of subordinated note payable	(300,000)	750,000

Net cash provided by financing activities	87,466	5,514,923

INCREASE IN CASH AND CASH EQUIVALENTS	87,615	66,594

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	67,094	500

CASH AND CASH EQUIVALENTS - END OF YEAR	$154,709	$67,094

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest expense	$250,686	$49,427
Income taxes paid	$125,398	$-

The accompanying notes are an integral part of these consolidated financial statements.

8

1. HISTORY AND NATURE OF BUSINESS

Precision Aerospace Components (Precision Aerospace or the “Company”) was previously known as Jordan 1 Holdings Company (“Jordan 1”) and was incorporated in Delaware on December 28, 2005.  Jordan 1 is the successor to Gasel Transportation Lines, Inc. ("Gasel"), an Ohio corporation that was organized under the laws of the State of Ohio on January 27, 1988.

Gasel was a trucking company that filed for bankruptcy in the Southern District of Ohio, Eastern Division, in May of 2003.  On December 12, 2005, a final plan of reorganization was approved by the court and the bankruptcy proceeding was dismissed.

On December 30, 2005, Gasel entered into a private sale of stock under a Stock Purchase Agreement with Venture Fund I, Inc., a Nevada corporation.

Subsequent to December 30, 2005, Jordan 1 did not engage in any business activity until July 20, 2006 when it entered into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the equity of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), pursuant to an exchange agreement with the stockholders of DFAC.  Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc. (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Company, Inc. (“Freundlich”)  The Company has received additional financing and has acquired assets which have a long history of profitable operations.  However, although the Company after the acquisition of the Freundlich Supply assets can not recognize the accumulated earnings which resulted from those assets prior to their sale, the Company is required to continue to recognize the accumulated deficit of $2,977,934 which it had as of December 31, 2005.  This deficit is the result of its prior and now discontinued operations.  The Company will not derive any tax benefit from this accumulated deficit.

The Company’s present sole operating subsidiary and sole source of revenues is Freundlich.

Freundlich is a stocking distributor of aerospace quality, internally-threaded fasteners.  The organization from which the operating assets were acquired was founded in 1938 and had been operating in its present business line since 1940.  The Company distributes high-quality, domestically-manufactured nut products that are used primarily for aerospace and military applications and for industrial/commercial applications that require a high level of certified and assured quality.  The Company’s products are manufactured, by others, to exacting specifications and are made from raw materials that provide strength and reliability required for aerospace applications.

Freundlich is a niche player in the North American aerospace fastener industry.  The Company currently focuses exclusively on aero-space quality nut products, serving as an authorized stocking distributor for seven of the premier nut manufacturers in the United States.

Freundlich is a one-stop source for standard, self-locking, semi-special and special nuts manufactured to several military, aerospace and equivalent specifications.  The Company maintains a large inventory of more than 7,000 SKUs comprised of more than 35 million parts of premium quality, brand name nut products.  Management believes that the Company's demonstrated ability to immediately fulfill a high percentage (approximately 45 percent) of customer orders from stock-on-hand gives Freundlich a distinct competitive advantage in the marketplace.  The Company sells its products pursuant to written purchase orders it receives from its customers.  All products are shipped via common carrier.

9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.  All inter-company accounts have been eliminated.

Cash and Cash Equivalents

For the purposes of the consolidated statements of cash flow, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of reserves for sales returns and allowances and net of provisions for doubtful accounts.  The Company records an allowance for doubtful accounts to allow for any amounts that may not be recoverable.  The amount of the allowance is based on an analysis of the Company’s prior collection experience, customer credit worthiness, and current economic trends.  Based on management’s review of accounts receivable, no allowance for doubtful accounts is considered necessary.  The Company determines receivables to be past due based on the payment terms of original invoices.  Interest is not typically charged on past due receivables.

Allowance for doubtful accounts was $0 for December 31, 2007 and 2006, respectively.

Inventory

Inventory is stated at the lower of cost or market, utilizing the specific lot identification method (except as noted subsequently).  The Company is a distributor of goods that retain their value and may be purchased by its customers for an extended period of time.  The Company has adopted the convention that any Inventory item for which the Company has not had any transactions within the past five years shall be reduced to a zero value.  Inventory consists of finished goods for resale at December 31, 2007. The Company has not established a valuation allowance for inventory.  For the period ending January 1-December 31, 2007, the Company had $130,625 in inventory which became over five years without sale during the period and has been reduced to zero value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization.  The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets acquired as follows:

Warehouse equipment	5 years
Leasehold improvements	5-39 years**
Computers	5 years
Furniture and fixtures	7 years
Equipment	5 years

** Shorter of life or lease term.

The carrying amount of all long-lived assets is evaluated periodically to determine whether adjustment to the useful life or to the unamortized balance is warranted.  Such evaluation is based principally on the expected utilization of the long-lived assets.

10

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 142 “Goodwill and Other Intangible Assets”.  This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets”.  It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition.  This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.  In conjunction with the purchase of Freundlich assets and acquisition of DFAS in July 2006 goodwill was recognized at $2,221,744.  Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. The Company tests for impairment on an annual basis.  The Company has determined that no impairment is needed at December 31, 2007.

Income Taxes

The Company accounts for income taxes in accordance with Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income taxes and liabilities are computed annually for differences between the financial statement and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings per Common Share

Basic earnings per share is calculated by dividing net income attributable to common stockholders by the weighted average number of outstanding common shares during the year.  Basic earnings per share exclude any dilutive effects of options, warrants and other stock-based compensation, which are included in diluted earnings per share.

Revenue Recognition

Revenues are recognized when title, ownership and risk of loss pass to the customer.  A sale occurs at the time of shipment from the Company’s warehouse in Staten Island, New York, as the terms of the Company’s sales are FOB shipping point.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheet for cash, certificates of deposit, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of the financial instruments.

The Company believes that its indebtedness approximates fair value based on current yields for debt instruments with similar terms.

11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of Credit Risk

Sales to the United States Department of Defense (“DOD”) represented approximately 37 percent of our total sales.  No other customer accounted for greater than 10 percent of our total sales and the Company has no substantial concentrations of credit risk in its trade receivables.

Gross Profit

The Company determines its gross profit by subtracting cost of goods sold from sales.  Cost of goods sold includes the cost of the products sold and excludes costs for selling, general and administrative expenses, which are reported separately in the income statement.

Shipping and Handling Costs and Fees

The Company records freight cost on merchandise purchased to cost of goods.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, “Application of Statement 133 to Beneficial Interests in Securitized Financial Assets,” and permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives and amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that began after September 15, 2006. The implementation of this pronouncement had no impact on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140.” SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract under a transfer of the servicer’s financial assets that meets the requirements for sale accounting, a transfer of the servicer’s financial assets to a qualified special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale or trading securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. Additionally, SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, permits an entity to choose either the use of an amortization or fair value method for subsequent measurements, permits at initial adoption a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights and requires separate presentation of servicing assets and liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and liabilities. SFAS No. 156 is effective for transactions entered into after the beginning of the first fiscal year that began after September 15, 2006.  The implementation of this pronouncement had no impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements,” which provides a definition of fair value, establishes a framework for measuring fair value and requires expanded disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

12

2. Summary of Significant Accounting Policies (CONTINUED)

Recent Accounting Pronouncements (Continued)

The provisions of SFAS No. 157 should be applied prospectively.  Management believes this will have no material impact on Company’s financial condition and results of operations.

In September 2006, the FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, which amends SFAS No. 87 “Employers’ Accounting for Pensions” (SFAS No. 87), SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” (SFAS No. 88), SFAS No. 106 “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (SFAS No. 106), and SFAS No. 132R “Employers’ Disclosures about Pensions and Other Postretirement Benefits (revised 2003)” (SFAS No. 132R). This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor’s year end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal year ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008.  The Company has no defined benefit pension plans at this time and therefore this pronouncement has no effect on the Company.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses shall be reported on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157 “Fair Value Measurements” (“SFAS No. 157”).  Management believes this will have no material impact on Company’s financial condition and results of operations.

3. PROPERTY AND EQUIPMENT

13

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of December 31, 2007 and 2006 consist of the following:

5. COMMITMENTS AND CONTINGENCIES

The Company leases office space for its operations under a lease which expires July 20, 2008.  The lease has options for renewal.  The rental rate is $12,000 per month.

On March 14, 2007 the Company guaranteed the performance of Freundlich in connection with the agreement (entered into on the same date) between Freundlich and Greater Bay Business Funding (the “Agreement”).  The Agreement, which has a maturity date of March 13, 2008, provides for Freundlich to sell all of its accounts receivable to Greater Bay Business Funding in return for a revolving invoice funding facility which will allow Freundlich to receive up to one million dollars ($1,000,000).  The funds will be made available to Freundlich in accordance with an pre-determined formula which allows for the payment of up to eighty per-cent (80%) of eligible accounts.  Eligible accounts are those not outstanding for more than ninety (90) days.  The daily rate on the outstanding balance is the prime rate as existing from time to time plus four per cent (4%).  Freundlich is required to maintain a minimum daily outstanding advance balance of two hundred thousand dollars ($200,000).  The balance is secured by a first lien position on all of Freundlich’s assets.  This obligation was replaced on March 6, 2008.

6. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

Significant components of the income tax provision for the years ended December 31, 2007 and 2006 are as follows:

Although the Company has a stockholders equity deficit of $2,128,187 there are no net operating losses available to be used against taxable income.

14

7. EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE

Earnings per common and common equivalent share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.  At December 31, 2007 and 2006, the number of common shares was increased by the number of shares issuable upon the exercise of outstanding stock options and warrants and the conversion of Series A and Series B Preferred Stock and the convertible note.  In July 31, 2007 the conversion ratios of the Series A Preferred stock and the convertible note were adjusted.

The following data shows the amounts used in computing earnings per share (EPS) and the effect on income and the weighted average number of shares of dilutive potential common stock.

15

8. LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt as of December 31, 2007 and 2006 consists of the following:

Future principal payments on long-term debt for the next 5 years are as follows:

Convertible Note

On July 20, 2006, the Company received $1,000,000 in return for issuing a $1,000,000 convertible note due July 20, 2011.  The note had an interest rate of 3% p.a. through December 2, 2006, and 12% p.a. through January 30, 2007, and thereafter to 14% p.a. through maturity.  The note also had a conversion feature.  The note had an original conversion price of $0.002 per share, subject to adjustment for failing to meet specific earnings in 2006 and 2007.  On July 31, 2007, the Company and the note holder agreed to a onetime adjustment of the conversion price to $0.00116 per share.  If the note could have been fully converted, after the adjustment the note could have been converted to 862,068,966 shares.

The note was paid in full without any conversion on March 31, 2008.

Line of Credit

$1,000,000 available to draw revolving invoice credit facility.  Availability of payment of up to eighty (80) per-cent of eligible accounts. The balance is secured by a first lien position on all of Freundlich’s assets at a variable rate of Prime plus 4% (11.25% on December 31, 2007). The facility is due as of March 13, 2008.  As of December 31, 2007 and 2006, $387,466 and $0 was outstanding.  The line was replaced in March, 2008.

16

9. ACQUISITION

On July 20, 2006, the Company acquired all the assets and certain liabilities of Freundlich Supply, a New York corporation which operated as a distributor of fasteners to the aerospace industry.  The purchase price totaled $6,066,930, consisting of the original purchase price of $5,000,000 plus $263,943 working capital adjustment and liabilities assumed of $802,987.  The asset purchase agreement provided that the purchase price would be adjusted to the extent of the Seller’s net working capital (defined as the excess of accounts receivable, inventory and prepaid expenses over accounts payable and accrued expenses) exceeded, or was less than, $2,280,000 at closing.  Net working capital totaled $2,543,943 at closing, and accordingly, the purchase price was increased by $263,943.

The acquisition was recorded by allocating the cost of the assets acquired and liabilities assumed based upon their estimated fair value at the acquisition date.  The excess of the cost of the acquisition over the net of the amounts assigned to the fair value of the assets acquired and the liabilities assumed was recorded as goodwill.
The fair value of the assets and liabilities was determined and the purchase price was allocated as follows:

The Company acquired the Freundlich Assets in a series of transactions which occurred on the same date.

The events were:

1.	The Company acquired DFAC in a stock for stock transaction

The July 20, 2006 asset purchase of the Freundlich assets were the result of the Company entering into an exchange agreement (the “Exchange Agreement”) pursuant to which the Company acquired all of the shares of Delaware Fastener Acquisition Corp., a Delaware corporation (“DFAC”), in return for 21,000,000 shares of the Company’s common stock and 2,611,000 shares of the Company’s Class B convertible preferred stock.  The Company’s Class B convertible preferred stock automatically converts into post 150:1 reverse split stock in an amount equal to 783,300,000 shares of the Company’s presently existing common stock which would no longer be existing since the conversion cannot occur prior to the 150:1 reverse split discussed below; so it really converts into 5,222,000 shares of the Company’s post 150:1 reverse split common stock.

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2.	The Company received financing

The Investors in the Security Purchase Agreement provided the Company financing of $5,750,000.  In return the Company issued (a) a $1 Million convertible note which has subsequently been repaid without conversion; (b) 5,277,778 shares of series A Preferred stock each originally convertible into 450 shares (3 post 150:1 reverse split shares) of the Company’s common stock and presently convertible into 777 shares (5.18 post 150:1 reverse split shares) of the Company’s common stock; (c) 10,541,000 Series A warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .00233 per share which has been adjusted to .00135 per share (10,541,000 post 150:1 reverse split shares at an original exercise price of $0.35 per share which has been adjusted to $.203 per share) and (d) 10,541,000 Series B warrants convertible into 1,581,150,000 shares of the Company’s common stock at an original exercise price of .004 per share which has been adjusted to .00231 per share (10,541,000 post 150:1 reverse split shares of the Company’s common stock at an original exercise price of $0.60 per share which has been adjusted to $0.347 per share).  Other than standard adjustment terms there are no other adjustment terms for either the Preferred stock or the warrants.  As a result of the Exchange Agreement, DFAC became a wholly-owned subsidiary of the Company.  The Company then caused its subsidiary, DFAC to carry out the asset purchase agreement as described below.  Upon completion of the foregoing transactions, the Company changed its name to Precision Aerospace Components, Inc. and DFAC changed its name to Freundlich Supply Co., Inc. (“Freundlich”).

The adjusted conversion terms and prices shown above are a result of the Company, on July 31, 2007, negotiating adjustments to fix the conversion ratio or prices for the securities.  The Securities Purchase Agreement required that the ratio or prices be the adjusted by the percentage shortfall of certain pre-tax income milestones to be reached by the Company in years 2006 and 2007.  Due to these contingencies (possible reduction of conversion prices), the Company has reclassified its preferred A stock and warrants as liabilities at the time of issuance.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were reclassified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.

The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date covered by this report the date has been further extended to December 15, 2009).  In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.

3.	DFAC acquired the assets of Freundlich

Contemporaneously, DFAC acquired the assets, subject to certain liabilities, of Freundlich Supply Company, Inc., described above (“Freundlich Supply”), pursuant to an asset purchase agreement (the “Asset Purchase Agreement”) dated May 24, 2006 among DFAC, Freundlich Supply, and Michael Freundlich.  The purchase of the assets was financed by the proceeds from the sale by the Company of its securities pursuant to a securities purchase agreement (the “Securities Purchase Agreement”).  The Securities Purchase Agreement requires the Company to accomplish a 150:1 reverse split of its common stock; originally to have been accomplished by November 2006, this requirement has been extended several times, without additional consideration, and is now to occur by December 15, 2008 (subsequent to the date of covered by this report the date has been further extended to December 15, 2009).  (In the event the Company does not timely accomplish the 150:1 reverse split it may have to pay a penalty of $287,500 and if it fails to timely file and maintain effective a registration statement it may be liable for liquidated damages which would be 2,100 shares of Series A stock per day it is in violation, up to a maximum of 750,000 shares.)

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10. STOCK OPTIONS

The Company had adopted a stock option plan, which provided for the granting of options to certain officers, directors and key employees of the Company.  Currently, options for 100,000 shares of common stock have been issued under this plan and remain outstanding.  The option price, number of shares and grant date were determined at the discretion of the Company's board of directors.  Grantees vested in the options at the date of the grant.  The exercise price of each option that has been granted under the plan equals 100% of the market price of the Company’s stock on the date of the grant.  Options under this plan vest on the grant date and are exercisable for a period not to exceed 10 years from the option grant date.  Options are non-transferable.  A summary of the status of the Company’s stock option plan as of December 31, 2007 and 2006, and changes during the years then ended is presented below:

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10. STOCK OPTIONS (CONTINUED)

The following table summarizes information about stock options outstanding at December 31, 2007.

The Black Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable.  In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.  Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions may materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.  There were no options granted during the year ended December 31, 2007; therefore, no pro forma presentations are required.

11.  WARRANTS

As part of the December, 2000 acquisition of the freight transport and freight brokerage business of Eagle Transportation Services, Inc., and Eagle Transport, Inc., the Sellers were granted warrants to purchase 100,000 shares of common stock at $2.50 per share and 75,000 shares of common stock at $3.00 per share, exercisable after one year and expiring in 10 years (2010).

On August 5, 2002, Gasel and S. Gene Thompson executed an Employment Agreement outlining the terms and conditions of Mr. Thompson’s employment as Vice President and Chief Financial Officer.  In accordance with the terms of this agreement, Mr. Thompson was given 25,000 shares of common stock, no par value, of the Company; warrants to purchase an additional 25,000 shares of common stock, no par value, of Gasel at an exercise price of $.35 per share; and will receive additional warrants to purchase 50,000 shares of common stock in the future at the market price effective on the grant dates, which were to be given on January 1, 2003 and January 2, 2004.  The warrants may be exercised at any time within a 10-year period after the date of issuance.  In the event the Company shall terminate Mr. Thompson’s employment prior to the end of the three year term, or should Gasel enter into a merger or other combination with another company, then the grant date of future warrants shall be accelerated to the date of such merger, combination or termination.

In connection with the Securities Purchase Agreement of July 20, 2006, (the “SPA”) the Company issued 5 year warrants to purchase 1,581,150,000 shares of the Company’s common stock at $0.002333 per share; and 1,581,150,000 shares of the Company’s common stock at $0.004 per share..On July 31, 2007 the Company and the investors under the SPA agreed to modify the exercise price of the warrants to be $.001353 and $.0023133 respectively.  The Company does not have sufficient authorized shares (only 100,000,000 shares are authorized) to enable full exercise of the warrants.

The Company, in connection with the Securities Purchase Agreement of July 20, 2006, calculated the fair value of the warrants issued using a Black-Scholes valuation model, in which Management considered all the facts and circumstances of this equity instrument and has deemed the use of a Black-Scholes formula to estimate the fair value of the warrants to be appropriate and consistent with the measurement objectives of the accounting standards.

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11.  WARRANTS (CONTINUED)

The factors used by the Company in determining fair value were: closing stock price on Yahoo.finance at the date of the issuance ($0.04), the exercise prices ($.00233 and $0.004), the expected life in years (5 years), the historical volatility of 418.05% was determined by observing the stock price on the issue date and the same date of the eleven prior months, and the discount rate utilized was 2.25%.  These factors yielded fair values of $421,636 for each of the warrants issued, a sum of $843,272.

(A) -Cannot be fully exercised until the Company completes its 150:1 reverse conversion.

12.  SUBSEQUENT EVENTS

On January 8, 2008, the Company was notified of the dismissal of the complaint (the “Complaint”), without prejudice, by the United States District Court for the Eastern District of Pennsylvania, which had been filed against the Company, its directors and a major investor, by Robert Moyer, its former president and chief executive officer, on March 23, 2007, alleging breach of employment contract, violation of the New York Payment of Wages Law, wrongful discharge, unjust enrichment and civil conspiracy, all arising out of Moyer’s discharge.

As of February 26, 2008 the Company’s common stock was re-listed on the OTC Bulletin Board, this removes the adverse impact the delisting of the securities had on the market liquidity for the Company’s securities.

On March 6, 2008, the Company guaranteed the performance of Freundlich in connection with the agreement, entered into on the same date, between Freundlich and Israel Discount Bank of New York (the “Successor Agreement”).  The Successor Agreement, which has a maturity date of January 31, 2009, establishes a revolving funding facility which will allow Freundlich to receive up to three (3) million dollars.  The funds will be made available to Freundlich in accordance with an advance formula which allows for the payment of up to Seventy-five (75) per-cent of eligible accounts and fifty (50) per-cent of eligible inventory, up to a maximum inventory advance amount of two million five hundred thousand dollars ($2,500,000).  Eligible accounts are those domestic accounts not outstanding for more than one hundred twenty (120) days and eligible inventory is inventory as determined by the bank, presently

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12.  SUBSEQUENT EVENTS (CONTINUED)

that which has had sales within the preceding sixty (60) months.  The daily rate on the outstanding balance will be, at the Company’s option, the prime rate plus one (1) per cent or LIBOR plus three and three quarters (3.75) per cent.  The balance is secured by a first lien position on all of Freundlich’s assets.

13. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

The Company is restating its financial statements and disclosures to reflect an effective date of July 20, 2006, for the acquisition of Freundlich Supply Company.  The Company previously reported all financial activity  for the period of July 1, 2006 to July 19, 2006 in its originally filed Form 10-KSB for the year ended December 31, 2006.  This error caused revenues for 2006 to be overstated by $735,675, cost of sales to be overstated by $514,305 and goodwill to be overstated by $221,370.

Additionally, the Company’s Balance Sheet for 2006 has been revised to reclassify all of the Company’s Series A Preferred Stock and its Warrants issued in connection with the acquisition as Liabilities because they had possible contingent changes to their conversion or exercise prices.  These contingencies were removed by the negotiation of agreement to fix the conversion and exercise prices on July 31, 2007.  Upon the fixing of the prices, in 2007, these preferred shares and warrants were reclassified as temporary equity because the Company is not authorized to issue a sufficient number of shares if the preferred A shares were converted to common stock or the warrants were exercised for common stock.  These changes to the information included in the report have no impact on the Company’s operations or financial status, either at December 31, 2006 or 2007 or subsequently.

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Exhibit 31.1
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer
Date: March 27, 2009

Exhibit 31.2
Certification
I, Andrew S. Prince, certify that:

1.	I have reviewed this Annual Report on Form 10-KSB/A of Precision Aerospace Components, Inc. (the “Company”);

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.
As the Company’s sole certifying officer, I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)
Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent fiscal quarter (the Company’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.
As the Company’s sole certifying officer, I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Andrew S. Prince

Andrew S. Prince
Chief Financial Officer
Date: March 27, 2009

Exhibit 32.1
Certifications Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002
(18 U.S.C. Section 1350)

In connection with the Annual Report (the “Report”) of Precision Aerospace Components, Inc. (the “Company”) on Form 10-KSB/A for the period ended December 31, 2007, as filed with the Securities and Exchange Commission, Andrew S. Prince, Chief Executive Officer and Chief Financial Officer of the Company, does hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his knowledge:

(1)	the report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Andrew S. Prince

Andrew S. Prince
President and Chief Executive Officer

Date:  March 27, 2009